BIOLASE Technology Inc.®

Annual Report 2003

Global Market

No Shot
No Drill
No Pain
Dentistry

Well
Positioned
for
Accelerated
Growth

Leader
Dentistry

Strong Sales Growth
at 50+ Percent

Strong Gross Margins

Profitable

World-Changing
Technology

Exceptional
IP Portfolio

Large Cash Po
No Debt
Strong Balance Sheet

Rapid
Market
Penetration

Experienced
Proven
Management
Team


7
10
17
27
49
1999
2000
2001
2002
2003
The Market Leader in a Virtually Un
2004 & Beyond

Financial Highlights
(dollars in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Results of Operations			
Sales	$ 49,081	$ 27,257	$ 16,546
Gross Profit	31,551	16,772	9,608
Income (Loss) Before Tax	7,667	1,498	(1,281)
Income Tax Benefit	11,391	-	-
Net Income (Loss)	19,058	1,498	(1,281)
Financial Position			
Total Assets	$ 44,501	$ 16,003	$ 8,253
Working Capital	10,656	1,418	201
Stockholder's Equity	31,782	3,121	645

Net Sales
(in millions)



$7.0
$9.5
$16.6
$27.3
$49.1
1999
2000
2001
2002
2003

Gross Profit
(in millions)



$2.9
$4.7
$9.6
$16.8
$31.6
1999
2000
2001
2002
2003

Income (Loss) Before Tax
(in millions)



$(4.8)
$(3.8)
$(1.3)
$1.5
$7.7
1999
2000
2001
2002
2003

TO OUR FELLOW STOCKHOLDERS



Jeffrey W. Jones
President and Chief Executive Officer

With record operating and financial performance for 2003, coupled with the benefit of the secondary equity offering, BIOLASE is now the strongest company it has ever been. As we continue to develop the market, we have become more convinced as to the company's vast market opportunity and strategic position. We are pleased to report that demand for our products is increasing substantially.

Today, with over 2,000 Waterlase® units sold, we know much more about the needs of our customers and the market. In particular, approximately 70%-80% of dentists are general dentists and 70%-80% of dentists are sole practitioners. We are pleased to report that the profile of our customers correlates to those same percentages, leading us to believe that many of our customers do not fit the typical early adoption profile. Interestingly, many of our customers are now purchasing second and third units for their practices. We have a solid customer base to grow on, enabling us to continue to deliver strong growth and exceptional performance.

During the fiscal year 2003, we:

• Experienced the largest dollar sales increase in our history, growing sales to $49.1 million from $27.3 million.

• Continued to increase our gross margins, raising gross margins to 64.3% from 61.5%.

• Generated strong profit increases, growing pretax income to $7.7 million from $1.5 million.

• Delivered substantial cash flow activity, generating more than $5.0 million in positive cash flow in the fourth quarter alone.

Today, with the success of fiscal year 2003, BIOLASE has grown to be a better, stronger company and is on track for the future, offering advanced technology solutions to our customers and exceeding important financial, operational and internal milestones along the way.

MARKET DYNAMICS

We are the market leaders in what we believe is the largest potential medical laser market ever embraced. BIOLASE has established momentum and is well positioned to capitalize on the vast opportunity before us. The impressive sales growth we experienced in 2003 still represents a small portion of the potential worldwide market. With an estimated potential customer base in excess of 500,000 dentists across the globe, we believe that our current market penetration of less than 2% represents just the beginning to a long-term, sustainable growth story.

FOCUSED VISION

The future looks brighter yet. Not only is our market penetration and strong business model propelling the Company to new heights, but also our focused vision on the growing field of Waterlase® dentistry is opening new opportunities in the marketplace. Our strategy has been to develop the most advanced technologies and products in the laser dentistry market, surround them with a solid portfolio of intellectual property and clearances from the Food and Drug Administration (FDA) and build alliances with the leading dental organizations and universities around the world with the objective of laying the foundation to sustainable, future growth. This focused strategy has yielded strong financial performance, as evidenced by our consistent results.

OPERATIONAL HIGHLIGHTS

We achieved several key operational highlights in 2003:

• During the year, we received additional FDA clearances, including clearances for Apicoetomy and flap preparation indications related to the Waterlase® system and clearances for expanded periodontal indications (including laser curettage) related to the LaserSmile™ system. The continuing development of advanced clinical applications is key to achieving our strategy of rapid market acceptance and leadership.

• Additionally, we were granted 8 new U.S. patents, including our patents related to our fiber optic tips and fluid output devices as well as continuation work of our Fluid Conditioning System related to the use of medicated agents. We also acquired 22 U.S. and 4 international patents through the American Medical Technologies transaction. By further strengthening our already strong intellectual property portfolio, we believe that we have taken important steps to solidifying our dominant leading position in the dental laser market.

Continued...

• In May 2003, we successfully completed the purchase of all the laser related assets of American Medical Technologies, Inc. The purchase included a large portfolio of dental laser patents, intellectual property, products, widely recognized current and past tradenames, trademarks, inventory, customer lists and sales channels. This acquisition strengthened the company's intellectual property position and dramatically increased BIOLASE's customer installed base, allowing us to leverage this valuable trade name, as evidenced by our new entry-level laser Diolase Plus™.

• In 2002, we organized the World Clinical Laser Institute (WCLI) as an outgrowth of educational symposiums we had sponsored beginning in 2000. The mission of the Institute is to provide advanced clinical laser education for dental professionals as well as training to current customers on how they can maximize the clinical, marketing and financial benefits of our products. The institute symposium in 2000 drew 50 attendees. At our most recent symposium, we had more than 650 attendees from across the globe. We expect to have over 1,500 people attend our various WCLI meetings in 2004.

• As part of the company's drive to increase market penetration and customer focus, we appointed Robert Grant as Chief Operating Officer. Robert has done an excellent job in propelling the company's international business as well as overseeing the new capital expansion program.

• Building alliances with the world's top dental universities and organizations is critical to accelerating the market acceptance of our products. Approximately 13 of the nation's 55 dental schools, along with 7 foreign universities, have BIOLASE lasers installed or used for research by faculty. We expect several more teaching institutions and universities will begin to use our systems in 2004 and beyond.

MARKET ACCOLADES

Other significant milestones achieved in 2003 include the following recognition:

• In April 2003, BIOLASE was ranked 8th fastest growing technology company by Forbes.com, a web-site of Forbes Magazine. To earn ranking on the list, all named companies must be profitable with at least $25 million in revenue, have a five-year growth rate of at least 30% and a sales growth rate of at least 5% in the most recent 12 months.

• In October 2003, BIOLASE was ranked in the top 5 of the 50 fastest growing technology companies in Orange County, CA by Deloitte & Touche's Technology Fast 50 program. This was the company's fourth consecutive year of being ranked among the top 5 fastest growing companies in Orange County.

OUTLOOK

BIOLASE is in the strongest position in its history and continues to build on the foundation and momentum it has established. We are the world leader in dental lasers. Every employee at BIOLASE is committed to surpassing our customers' expectations, attracting new business, developing new products and opening new markets. The market opportunity remains extremely compelling and we have made substantial progress toward capitalizing on that opportunity over the past year. As we look ahead, we have several recent events that have contributed to the company's superior position, including our successfully completed secondary equity offering, which has added more than $50 million in cash, rendering us debt free.

Now more than ever, we feel that our prospects are bright. We have the necessary infrastructure in place and a market leading presence across the globe that have us positioned for sustainable growth and improved financial performance. We want to acknowledge and thank our fellow stockholders, employees and customers for their support and enthusiasm for our vision. We look forward to updating you on BIOLASE's ongoing progress throughout fiscal 2004.

Sincerely,

Jeffrey W. Jones
President and Chief Executive Officer

CAUTIONARY STATEMENT

This report contains forward-looking statements, which include, but are not limited to, statements concerning projected operational plans, results of operations and financial condition, potential market applications and the market acceptance of our products, the competitive nature of and anticipated growth in our markets and the need for additional capital. These forward-looking statements are based on our current expectations, estimates, assumptions and projections about our industry and reflect management's beliefs based on information available to us at the time of this report. Words such as "anticipates," "expects," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, including those set forth under "Risk Factors" in Item 7. These risks and uncertainties, some of which are more fully discussed below and in our other filings with the Securities and Exchange Commission include but are not limited to the following:

- Risks relating to the maintenance of our market position, successful execution of our business strategy and continued acceptance of our products;
- Risks associated with sales and operations in international markets, including retention of sales channels;
- Risks related to our ability to remain competitive through product improvement and extension of our product range;
- Risks related to our ability to protect our intellectual property rights;
- Uncertainties relating to government regulatory policies and proceedings.;
- Risks related to our ability to control costs as we grow either internally or through acquisitions, leverage fixed manufacturing costs and recover long lived assets such as intangible assets and deferred tax assets;
- Adverse changes in the financing and coverage of commercial health and dental plans;
- Adverse changes in the financial markets affecting the availability and cost of capital both for ourselves and for our potential customers;
- Our ability to retain key suppliers or find alternative suppliers if necessary;; or
- Our ability to attract and retain qualified personnel to grow and compete effectively.

Due to the foregoing risks and uncertainties, among others, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

The information contained in this report is not a complete description of our business or the risks associated with an investment in our common stock. We urge you to carefully review and consider the various disclosures made by us in the report and in our other reports filed with the Securities and Exchange Commission.

PART 1

Item 1. Business

We are the world's leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

Our primary product, the Waterlase system, uses a patented combination of water and laser to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. We refer to our patented interaction of water with laser as YSGG Laser Hydrokinetics. YSGG is a shortened abbreviation referring to the unique crystal (Er, Cr: YSGG) laser used in the Waterlase, which contains the elements erbium, chromium and yttrium, scandium, gallium, garnet. This unique crystal laser produces energy with specific absorption and tissue interaction characteristics optimized for dental applications. Hydrokinetics refers to the interaction of laser with water to produce energy to cut tissue. Through YSGG Laser Hydrokinetics, the Waterlase system can precisely cut hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue. The Waterlase is the best selling dental laser system and we estimate it currently accounts for a majority of all dental lasers sold worldwide.

We also offer the LaserSmile system, which uses a laser to perform soft tissue and cosmetic procedures, including tooth whitening. The LaserSmile serves the growing markets for cosmetic and hygiene procedures. In May 2003, we acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems that can be used for a variety of soft tissue applications. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, offer practitioners a broad product line with a range of features and price points. We also manufacture and sell accessories and disposables for our laser systems, such as handpieces, laser tips and tooth whitening gel.

The Waterlase system comprised 78%, 77% and 82% of our total revenue for the years ended December 31, 2003, 2002 and 2001 respectively. The LaserSmile system comprised 11%, 18% and 16% of our total revenue for the same periods.

We believe there is a large market for our products in the United States and abroad. According to the American Dental Association, there are over 160,000 practicing dentists in the United States. According to the World Federation of Dentistry, an international dental organization, there are at least 700,000 dentists worldwide, and we believe that a substantial percentage of them practice in major international markets outside the United States. The use of lasers in dentistry is growing. However, we believe only a small percentage of dentists currently use laser systems, and that there is a significant opportunity to increase sales of our products worldwide.

Our goal is to establish our laser systems as essential tools in dentistry and to continue our leading position in the dental laser market. Our sales and marketing efforts focus on educating dental professionals and patients on the benefits of our laser systems, particularly our Waterlase system. In 2002, we founded the World Clinical Laser Institute, an association that includes prominent dental industry leaders, to formalize our efforts to educate and train dentists and surgeons in laser dentistry. We participate in numerous other symposia and dental industry events to stimulate demand for our products. We have also developed numerous relationships with dental schools, research facilities and dental institutions, in the United States and abroad, which use our products for education and training. More than 20 institutions use our products, including St. Barnabas Hospital and the dental schools of Columbia University, Loma Linda University, Tufts University, University of Barcelona and University of Vienna. We believe this will expand awareness of our products among new generations of dental professionals.

Company Background and Recent Events

From inception in 1987 until 1998, we were engaged primarily in the research and development of the use of water and laser technology. The Company was originally formed as Societe Endo Technic, SA, or SET, in

1984 in Marseilles, France, to develop and market various endodontic and laser products developed by Dr. Guy Levy, then chairman of the Endodontics Department at the University of Marseilles. In 1987, SET was moved to the United States and was merged with a public holding company, Pamplona Capital Corp. In 1994, we changed our name to BioLase Technology, Inc. Through the end of fiscal 2000, we were financed by approximately $42 million in stockholder investments through a series of private placements of stock and the exercise of warrants and stock options.

Since 1998, our objective has been to become the leading designer, manufacturer and marketer of laser systems for the dental industry. We have focused our efforts on receiving governmental clearances with the U.S. Food and Drug Administration as well as furthering the commercial success and viability of our water and laser technology via our direct sales campaign initiatives, intellectual property advancements and strategic acquisitions. In 1998, we began the commercialization of our systems based on water and laser technology.

The selective pursuit of acquisitions represents an important component of our business strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop our portfolio of intellectual property, expand our strategic partnerships with leading companies and increase our capability and capacity to derive value for our customers and stockholders.

In December 2001, we formed BIOLASE Europe, GmbH, a wholly owned subsidiary based in Germany. In February 2002, BIOLASE Europe acquired a laser manufacturing facility in Germany and commenced manufacturing operations at that location. This acquisition has enabled us to initiate an expansion of our sales in Europe and neighboring regions. We purchased the facility for cash consideration of approximately Euros 1.2 million, which we agreed to pay in installments through 2003, subject to reduction if we were unable to conclude a patent license arrangement with the seller and another company. We did not conclude that arrangement and, in September 2003, the consideration was reduced to Euros 989,000 per the agreement. Based on our further discussions with the seller, in September 2003, the maximum consideration due under the agreement was reduced to Euros 986,000. In October 2003, we paid the seller Euros 986,000 plus applicable taxes, as full and final payment to the seller under the purchase agreement.

On May 21, 2003, we acquired the American Dental Laser product line and other dental laser assets of American Medical Technologies, Inc., or AMT, for approximately $5.8 million, consisting of $1.8 million in cash, 307,500 shares of our common stock and $215,000 in costs directly attributable to the acquisition. As a part of the purchase transaction, we and AMT agreed to dismiss with prejudice the lawsuit we had filed in October 2002 against AMT which alleged infringement of certain of our patents. In the dismissal, AMT acknowledged that it had infringed our intellectual property rights as identified in our complaint and recognized that the patents we had asserted in the legal action are valid and enforceable. The acquired assets included dental laser patents, customer lists, brand names and other intellectual property as well as laser systems, including the Diolase and Pulsemaster systems. The purchase price was allocated to the assets based on their fair value. We are selling the Diolase and Pulsemaster systems both domestically and internationally under the American Dental Laser brand name. Sales of the new systems began in the second half of 2003.

Industry Background

General

More than 200 million hard tissue procedures are performed annually in the United States, according to a 1999 survey by the American Dental Association. Hard tissue procedures include cavity preparation, inlays, crowns, root canals and other procedures involving bone or teeth. Based on this survey, more than 1.2 million soft tissue procedures are performed annually in the United States. Soft tissue procedures include gum line alteration, gum grafts and other procedures involving soft dental tissue. According to statistics compiled by the American Dental Association, over 90% of hard tissue procedures and 60% of soft tissue procedures in the United States are performed by general dentists, and the rest are performed by oral surgeons, periodontists and other specialists.

The American Dental Association estimates that the demand for dental services in the United States will continue to grow due to population growth and the increased awareness of the benefits associated with preventive dentistry in reducing the incidence of oral disease. According to the U.S. Center for Medicare and Medicaid Services, annual expenditures in the United States in 2000 for dental services were $60 billion, and are expected to increase to approximately $100 billion by 2010.

Traditional Dental Instruments

Dental procedures are performed on hard tissue, such as bone and teeth, and soft tissue, such as gum and other oral tissue. Dentists and other specialists choose from a variety of instruments depending on the tissue involved and the type of procedure. Most procedures require the use of multiple instruments to achieve the desired result.

High Speed Drills. Most dentists use high speed drills for hard tissue procedures, such as preparing cavities for filling and gaining access for performing root canals. Adverse effects associated with drills include heat production, vibration and noise. The cutting and grinding action of high speed drills can cause damage to the patient's dental structure, including microfractures in teeth. Microfractures can provide an entry point for bacteria, which can cause tooth decay and weaken the tooth's underlying structure, which can lead to fractures and broken cusps. Crowns and root canals may become necessary as a result of damage caused during previous dental procedures.

Cutting Instruments. Soft tissue procedures, such as reshaping gum lines and grafting on new gum tissue, are typically performed by oral surgeons or periodontists using scalpels, scissors and other cutting tools. Due to the pain and discomfort associated with procedures performed with these instruments, most soft tissue procedures require the use of anesthetics, which cause numbness and discomfort, and often require stitches. Use of scalpels, scissors and other cutting tools typically cause bleeding, post-operative swelling and discomfort. Bleeding reduces the practitioner's visibility and efficiency, and generally makes procedures more cumbersome. Bleeding is a particular problem for patients with immune deficiencies or blood disorders, and patients taking blood-thinning medications.

Alternative Dental Instruments

Alternative technologies have been developed over the years to address the problems associated with traditional methods used in dentistry. Most alternatives have addressed either hard or soft tissue applications. The predominant alternative technologies and their limitations are discussed below.

Air Abrasion Systems. Air abrasion systems were introduced as an alternative to the high speed drill for hard tissue procedures. Air abrasion systems blow a powerful air stream of aluminum oxide particles to erode hard tissue and remove the harder forms of decay. Air abrasion is most commonly used to repair cracks and discolorations, clean out pits and fissures, prepare cavities to be filled with composites and prepare tooth surfaces for bonding. However, air abrasion is not suitable for a variety of hard tissue procedures including bone, and cannot be used on, or very near to, soft tissue. In addition, the use of air abrasion is time consuming and scatters particles that can be inhaled by patients and staff, and that can damage equipment and instruments. Due to these limitations, we believe the popularity of these systems has declined over the last few years.

Electrosurge Systems. A commonly used technology, known as electrosurge, was developed to cut soft tissue. Electrosurge systems use an electrical spark that simultaneously cuts and cauterizes tissue, resulting in less bleeding than occurs with scalpels. Traditional electrosurge results in deep penetration, which can cause unwanted damage to surrounding tissue, and is generally less precise than lasers. Electrosurge is not suitable for hard tissue procedures and, due to the depth of penetration, generally requires use of anesthesia and involves a lengthy healing process. Use of most electrosurge units is restricted near metal fillings and dental implants. Additionally, electrosurge generally cannot be used with patients with implanted pacemakers and defibrillators.

Traditional Laser Systems. More recently, lasers have gained acceptance for use in general and cosmetic dentistry. Most lasers used in dentistry have been adapted from other medical applications, such as dermatology, and were not designed to perform a wide range of common dental procedures. Most dental lasers use thermal energy to cut tissue and are used primarily for soft tissue procedures.

Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for dental laser systems that provide superior clinical results and help reduce the trauma, pain and discomfort associated with dental procedures. We also believe there is a significant opportunity among dental practitioners for new, more effective tools that increase patient satisfaction, improve outcomes and enhance practice profitability.

The BioLase Solution

We believe the superior performance and ease of use of our systems will position them as the instruments of choice among practitioners and patients for a broad range of common dental procedures. We have developed our laser systems and related products specifically for the dental market to more effectively perform a broad range of dental procedures. The skill level and dexterity necessary to operate our laser systems are similar to those necessary to operate conventional drills and other dental equipment. Our laser systems also have the advantage of being able to perform procedures in narrow spaces where access for conventional instruments often is limited. Our systems are intended to complement traditional tools, such as dental drills, which perform functions that our systems do not address, such as cutting metal fillings and certain polishing and grinding functions.

Our primary product, the Waterlase system, is the best selling dental laser system. The Waterlase precisely cuts hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue and dental structure. Our LaserSmile system is designed to complement the Waterlase, and is used in soft tissue procedures and tooth whitening. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems, primarily for use in soft tissue procedures. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, will offer practitioners a broad product line with a range of features and price points.

A small percentage of dental professionals worldwide currently use lasers, and our systems are more expensive than traditional dental tools. However, we believe that the significant performance advantages of our systems, the potential return on investment that our systems offer practitioners and the options available to finance the purchase of our systems will enable us to continue to increase our sales and leading market position.

We believe the demand for our systems will continue to expand as we increase awareness of the benefits to patients and dental professionals.

Benefits to Dental Professionals

- *Additional procedures through increased efficiency.* Our systems often shorten and reduce the number of patient visits, providing dental professionals with the ability to service more patients. For hard tissue procedures, the Waterlase reduces the need for anesthesia and enables dental practitioners to perform multiple procedures in one visit. An advantage of the Waterlase is that it can be used to perform cavity preparations in multiple quadrants. In contrast, many dentists using high speed drills usually do not perform cavity preparations in more than one quadrant per visit because of concerns relating to use of anesthesia in multiple regions. For soft tissue procedures, the Waterlase and LaserSmile systems allow tissue to be cut more precisely and with minimal bleeding. The LaserSmile performs tooth whitening faster than competing non-laser systems due to its high power and the fast activation of our proprietary whitening gel.
- *Expanded range of procedures and revenue opportunities.* Our laser systems often allow general dentists to perform surgical and cosmetic procedures that they are unable or unwilling to perform with

conventional methods, and which would typically be referred to a specialist. These procedures include crown lengthening, frenectomy and biopsy. Our systems allow dentists to perform these procedures easily and efficiently, increasing their range of skills and professional satisfaction.

- *Increased loyalty and expanded patient base.* We believe the improved patient comfort and convenience offered by our systems will improve patient retention, attract new patients and increase demand for elective procedures.
- *Fewer post-op complications.* Our laser systems can reduce trauma, swelling and general discomfort, resulting in fewer post-operative complications that require follow up treatment. Practitioners can devote time to new cases, rather than treating complications from prior procedures.

Benefits to Patients

- *Comfort.* With our Waterlase system, patients experience dramatically improved comfort during and after most procedures. In most cases, procedures can be performed without anesthesia, which eliminates the pain associated with injections and the feeling of numbness following the procedure.
- *Convenience.* Dentists generally prefer to perform procedures that require anesthesia in no more than one or two quadrants of the mouth in a single visit because of concerns related to the use of anesthesia in multiple quadrants. Our systems do not require anesthesia in most cases, which allows procedures to be performed in multiple quadrants during a single office visit. This reduces the number of visits necessary to complete the patient's treatment plan.
- *Reduced trauma.* Trauma to the dental structure can be reduced because the laser avoids the vibration and microfractures associated with the high speed dental drill. For soft tissue applications, our laser systems cut with less bleeding than typically achieved with conventional instruments.
- *Broader range of available procedures.* Due to the improved comfort and convenience of our systems, we believe patients are more likely to consider cosmetic and other elective procedures that would generally be time consuming and uncomfortable.

Business Strategy

Our objectives are to increase our leadership position in the dental laser market and to establish our laser systems as essential tools in dentistry. Our business strategy consists of the following key elements:

- *Increase awareness of our laser systems among dental practitioners and patients.* We intend to further penetrate the dental market by educating dental practitioners and patients about the clinical benefits of our laser systems, particularly the Waterlase system. We plan to increase adoption of our laser systems by practitioners through our continued participation in key industry trade shows, the World Clinical Laser Institute, dental schools and other educational forums. We also intend to market our systems to practitioners through our direct sales force and advertising. We have recently begun and plan to continue marketing efforts aimed directly at patients.
- *Expand sales and distribution capabilities.* In the United States, we intend to continue to build a direct sales force and marketing team. Internationally, we intend to use established dental and medical device distributors and to use a direct sales force in select countries. We are developing an infrastructure to support growth in sales and marketing. This infrastructure includes information technology systems and personnel to manage our sales force, compile sales and marketing data, and better serve our customers and distributors.
- *Expand product platform and applications.* We plan to expand our product line and product applications by developing product enhancements and new laser technologies. Additionally, we may strategically acquire complementary products and technologies. We recently acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems, which we believe will enable

us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

- *Continue high quality manufacturing and customer service.* Our manufacturing operations in California and Germany are focused on producing high quality dental laser systems. We intend to continually develop and refine our manufacturing processes to increase production efficiencies and product quality. We provide high quality maintenance and support services through our support hotline and dedicated staff of in-house and field service personnel. Additionally, we plan to maintain and expand our network of factory-trained service technicians to provide maintenance and support services to customers in Europe and other markets outside the United States.
- *Strengthen and defend technology leadership.* We believe our proprietary Waterlase system and YSGG Laser Hydrokinetic technology represent significant advancements in dentistry. We will pursue the protection of our intellectual property rights by expanding our existing patent portfolio in the United States and abroad. We intend to strategically enforce our intellectual property rights worldwide.

Products

We have two principal product lines. Our BioLase product line includes the Waterlase and LaserSmile systems, which we developed through our own research and development. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems.

We currently sell our products in over 20 countries. All of our laser systems have been cleared by the U.S. Food and Drug Administration for the applications listed below, which enables us to market the systems in the United States. Our systems have the CE Mark and may be sold in the European Union. Additionally, we have approval to sell our Waterlase system in Canada, Australia, New Zealand and other Pacific Rim countries.

PRODUCT	SELECTED APPLICATIONS	TECHNOLOGY
BioLase Product Line		
Waterlase System	*Hard Tissue:* Cavity preparation, caries removal, roughening or etching, root canal and other hard tissue surgical applications.	Solid State Crystal, Erbium, Chromium: Yttrium, Scandium, Gallium, Garnet (Er, Cr: YSGG), Laser with Air-Water Spray
	Bone: Cutting, shaping, contouring, resection, crown lengthening (restorative), apicoectomy or amputation of root end, and other oral osseous or bone procedures.	
	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, fibroma removal, hemostasis, aphthous oral ulcers, operculectomy and other soft tissue surgical applications.	
	Cosmetic: Gingivectomy, gingivoplasty and crown lengthening.	

PRODUCT	SELECTED APPLICATIONS	TECHNOLOGY
LaserSmile System	*Soft Tissue:* Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivoplasty and other soft tissue surgical applications. *Cosmetic:* Gingivectomy, gingivoplasty and tooth whitening.	Semiconductor Diode Laser
American Dental Laser Product Line		
Diolase System	*Soft Tissue:* Incision, excision and biopsy of soft tissue, frenectomy, troughing and other soft tissue surgical applications. *Cosmetic:* Gingivectomy and gingivoplasty.	Semiconductor Diode Laser
Pulsemaster System	*Soft Tissue:* Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivectomy, gingivoplasty and other soft tissue surgical applications. *Cosmetic:* Gingivectomy and gingivoplasty.	Neodymium: Yttrium, Aluminum, Garnet (Nd:YAG), Crystal Laser

BioLase Product Line

The following are the two laser systems developed by our in-house team of engineers.

Waterlase System. The Waterlase laser uses an Er, Cr: YSGG crystal, which produces a unique wavelength optimized for dental applications. Using YSGG Laser Hydrokinetics, the Waterlase enables highly controlled cutting of bone and tooth with minimal to no damage to surrounding tissue, resulting in less trauma and pain than is achieved with dental drills or other dental instruments. The Waterlase can cut teeth or bone in narrow spaces with limited access for conventional instruments. By reducing or eliminating the water spray level, the Waterlase can also be used to perform a number of soft tissue procedures. Our Waterlase cuts soft tissue efficiently and provides effective coagulation in many types of soft tissue procedures. The approximate list price of the Waterlase system is $50,000.

LaserSmile System. The LaserSmile system uses a semiconductor diode laser primarily for use in soft tissue and cosmetic procedures, particularly tooth whitening. For tooth whitening, the LaserSmile is used with our proprietary gel to whiten teeth faster than competitive non-laser whitening systems. In addition, the high power of the LaserSmile makes it particularly effective in soft tissue procedures where deeper penetration and faster coagulation is desired. The approximate list price of the LaserSmile system is $23,000.

American Dental Laser Product Line

In May 2003, we acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems. We believe that the Diolase system complements our Waterlase and LaserSmile systems and will enable us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

Diolase System. Our recently acquired Diolase system uses a semiconductor diode laser for a range of dental soft tissue, cosmetic and hygiene procedures. The Diolase has simpler features than our other systems, and is positioned as an entry level laser system. The approximate list price of the Diolase system is $14,000.

Pulsemaster System. Our recently acquired Pulsemaster system uses the popular Nd:YAG crystal that is broadly accepted for a variety of soft tissue procedures. The Pulsemaster system is well established and has been adopted by many dental practitioners, especially for periodontal procedures. The Pulsemaster system performs many of the same functions as our existing LaserSmile system. As a result, we plan to make the Pulsemaster available only in limited quantities, on a made-to-order basis, to dental practitioners who express a strong preference for that system. The approximate list price of the Pulsemaster system is $27,500.

Related Accessories and Disposable Products

We also manufacture and sell disposable products and accessories for our laser systems. Our Waterlase system uses disposable laser tips of differing sizes and shapes depending on the procedures being performed. We also market flexible fibers, handpieces, tooth whitening gel and aftercare products for our LaserSmile system. In connection with our acquisition of the American Dental Laser product line, we acquired a complete line of accessories for the Diolase and Pulsemaster systems, as well as other accessories marketed under the American Dental Laser brand name.

Warranties and Insurance

Our laser systems sold to end-users and distributors are covered by a one year and fourteen-month warranty, respectively, against defects in material and workmanship. Our warranty covers parts and service for direct sales and parts only for distributor sales with additional coverage on certain components for up to two years. We sell service contracts that cover the period after the expiration of our standard warranty coverage for our laser systems. Extended warranty coverage provided under our service contracts varies by the type of system and the level of service desired by the customer. In addition, we maintain product liability insurance with respect to our products with a general coverage limit of $12 million in the aggregate. Since commencing the sale of our systems, no product liability claims have been initiated against us.

Manufacturing

We manufacture, assemble and test our products at manufacturing facilities located in San Clemente, California and Floss, Germany. We acquired our German manufacturing facility in 2002. We manufacture and install our systems and provide maintenance services for products sold in Europe and other international markets through our German operations. Sales of products manufactured at our German facility accounted for 12% of our revenue in 2003 and 9% of our revenue in 2002.

We use an integrated approach to manufacturing, including the assembly of laser heads, electronics and cabinetry, which allows us to maintain high quality and control cost. We obtain components and subassemblies for our products from third party suppliers, most of which are located in the United States. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders. We have no written supply contracts with our key suppliers. Three key components used in our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77% of our revenue in 2002, are each supplied by a separate single-source supplier. The Waterlase hand pieces are made by a leading European supplier of precision hand tools, and the laser crystal and fiber components are each made by a separate supplier. We have not experienced material delays from the suppliers of these three key components, and we have identified and tested alternative suppliers for each of these components. However, an unexpected interruption in a single source supplier could create manufacturing delays, and disrupt sales as we sought to replace the supplier, which we estimate could take up to three months.

Our manufacturing facilities are ISO 9001 certified. ISO 9001 certification provides guidelines for quality of company systems associated with the design, manufacturing, installation and servicing of company products. In addition, both the U.S. and German facilities are registered with the U.S. Food and Drug Administration and are compliant with the FDA's Good Manufacturing Practice guidelines.

Marketing and Sales

Marketing

We currently market our laser systems in the United States, Canada, Australia and various countries throughout Europe and the Pacific Rim. Our marketing efforts are focused on increasing brand and specific product awareness among dental practitioners. We recently began efforts to increase awareness of the benefits of our products by marketing directly to patients.

Dental Practitioners. We currently market our laser systems directly to dental practitioners through regional, national and international trade shows and seminars. We also use brochures, direct mailers, press releases, posters and other promotional materials, as well as print and electronic media news coverage. In 2002, we founded the World Clinical Laser Institute to formalize our efforts to educate and train dental practitioners in laser dentistry. The Institute conducts and sponsors educational programs domestically and internationally for dental practitioners, researchers and academicians, including two or three day seminars and training sessions involving in-depth discussions on the use of lasers in dentistry. In addition, we have developed relationships with research institutions, dental schools and clinical laboratories, which use our products in training and demonstrations. We believe these relationships will increase awareness of our products.

Patients. We recently began to market the benefits of our laser systems directly to patients through marketing and advertising programs, including print media and radio spots, sponsored jointly by dental practitioners and us in selected markets that we feel have strong growth potential. We believe that making patients aware of our laser systems and their benefits will increase demand for our products.

Sales

We currently sell our products primarily to dentists in general practice. The majority of the dentists in the United States, as well as the majority of our customers, are sole practitioners. As awareness of our laser systems increases, we expect an increase in demand for our products among group practices. We also expect our laser systems to gain acceptance among oral surgeons and other dental specialists, as they become better aware of the clinical benefits and new treatment options available through use of our laser systems.

International sales account for a significant portion of our revenue. International sales accounted for approximately 20% of our revenue in 2003, 23% of our revenue in 2002 and 20% or our revenue in 2001. Sales in Asia, Pacific Rim countries and Australia accounted for approximately 9% of our revenue in 2003, and sales in Europe also accounted for 9% of our 2003 revenue, respectively. In 2002, sales in Europe accounted for approximately 11% of revenue for the year, whereas sales in Asia and Pacific Rim countries accounted for approximately 12% of the revenue. In 2001, sales in Europe accounted for approximately 9% of our revenue for the year, and sales in Asia and Pacific Rim countries accounted for approximately 8% of the revenue for the year.

Direct Sales. We sell products in the United States and Canada through our direct sales force, which is organized by region and consists of two regional managers and approximately 25 sales representatives. Each of our direct sales employees receives a base salary and commissions on sales. We plan to expand our direct sales force in territories that represent growing markets. We also sell products in Germany through a direct sales force currently totaling four sales representatives.

Distributors. Except for sales in Canada and Germany, we sell products outside the United States primarily through a network of independent distributors located in Europe, Asia and Australia. Generally, our distributors enter into exclusive agreements in which they purchase systems and disposables from us at a wholesale dealer price and resell them to dentists in their sales territories. All sales to distributors are final and we can terminate our arrangements with dealers and distributors for cause or non-performance. We have exclusive arrangements with certain distributors for select territories, under which distributors are generally required to satisfy certain minimum purchase requirements to maintain exclusivity. Sales to distributors are generally paid in advance or secured with a letter of credit.

Seasonality. We have experienced a distinct seasonal pattern over the past several years. The fourth quarter, ending December 31, has generally been the strongest quarter, and in 2003 accounted for approximately 33% of our 2003 revenue. By contrast, the first quarter is generally the slowest sales quarter and in 2003 accounted for only 19% of 2003 revenue. The second quarter is generally stronger than the first quarter and in 2003 accounted for approximately 21% of our 2003 revenue, The third quarter has generally been flat compared to the second quarter but accounted for approximately 27% of our revenue in 2003. We believe the seasonality demonstrated in the fourth and first quarters is due to the buying patterns of many dentists, including the response to certain tax advantages offered in the United States for capital equipment purchases. We also believe the lack of growth in the third quarter compared to the second quarter is due to general practice patterns in which vacations occur in the third quarter of the year. As a result of this seasonality, our growth metrics compare growth in a quarter to the same quarter in the prior year and are not focused on growth in consecutive quarters which has been and we expect will continue to be skewed by this seasonality effect.

Customer Service. We provide maintenance and support services through our support hotline, service personnel and network of factory-trained service technicians. We provide maintenance and support services in the United States and Germany through our employee service technicians. We train and maintain a network of service technicians trained at our factory locations, who provide maintenance and support services in all other countries where we do business. Our distributors are responsible for providing maintenance and support services for products sold by them. We provide parts to distributors at no additional charge for products covered under warranty.

Financing Options. Many dentists finance their purchases through third party leasing companies or banks. In these transactions, the dentist first enters into a purchase order with us. We then enter into a purchase order with the leasing company, which purchases the product from us, and the dentist enters into a lease agreement with the leasing company. We receive payment in full for the product at the time of purchase by the leasing company, and we are not a party to the lease. The dentist pays the leasing company or bank in installments, and we do not bear the credit risk that the dentist might not make payments. The leasing companies and banks do not have recourse to us for a dentist's failure to make payments, nor do we have any obligation to take back the product at the end of the lease. Approximately 34% of our revenue in 2003 was generated from sales to dentists who financed their purchase through National Technology Leasing Corporation, an equipment leasing broker. National Technology Leasing arranges financing through banks. We have an agreement with National Technology Leasing under which we agreed to offer National Technology Leasing first right of refusal when dentists desire to use a finance or lease company. Our customers are under no obligation to finance the purchase or lease of any equipment through National Technology Leasing, and we refer only those customers that request a referral from us. In exchange, National Technology Leasing agreed to give us first priority on scheduling personnel in support of our sales functions, and on processing lease or financing transactions for our customers. National Technology Leasing further agreed to sponsor marketing programs from time to time for our benefit and the benefit of our customers. Additionally, National Technology Leasing agreed to accept the terms of our customer purchase order in transactions in which it is a party pursuant to the revised agreement entered into August 5, 2003. The term of the agreement expires on August 5, 2004, and can be renewed for one-year periods after that time. The agreement also may be terminated by either party upon 45 days written notice. If leasing arrangements were no longer available through National Technology Leasing or the banks with which it deals, we believe our customers would be able to obtain financing through a variety of other leasing companies or banks that frequently approach us to provide financing for our products.

Research and Product Development

Research and development activities are essential to maintaining and enhancing our business. We believe our research and development team has demonstrated its ability to develop innovative products that meet evolving market needs. Our research and development group consists of 12 individuals with medical device and laser development experience and other relevant backgrounds, the majority of whom have degrees in physics or engineering, including three Ph.D.s. During the years ended December 31, 2003, 2002 and 2001, our research and development expenses were approximately $2.5 million, $1.7 million and $1.5 million, respectively. We intend to focus our research and development activities on improving our existing products and extending our product range in order to provide dental practitioners and patients with less painful and clinically superior laser systems.

Intellectual Property and Proprietary Rights

We rely, in part, on a combination of patents, trademarks, trade secrets, copyright and other intellectual property rights to protect our technology. We have over 60 issued patents and numerous pending patents. More than half of our existing patents were issued in the United States, and the rest were issued in Europe and in other countries. Our patents are directed to the use of laser and water in dentistry, laser energy exciting water, laser characteristics, fluid conditioning, laser accessories, laser technology development and other technologies for dental and medical applications. We have patent applications pending and plan to apply for other patents in the future as we develop new technologies. While we hold a variety of patents covering a broad range of technologies incorporated in our products, we rely on approximately one half of our patents in particular to protect the core technology incorporated in our systems, including our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77% of our revenue in 2002. Four of these patents expire in 2009, and the balance have expiration dates ranging from 2010 to 2015.

We are currently involved in a patent lawsuit related to our Waterlase system with Diodem, LLC, a privately-held California limited liability company, which resulted from the consolidation of two separate lawsuits that were pending before the U.S. District Court for the Central District of California. In May 2003, we initiated a lawsuit against Diodem to obtain a judicial declaration that technology in our Waterlase does not infringe four patents owned by Diodem. Diodem was founded by the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. Also, in May 2003, Diodem added us as a party to a patent infringement lawsuit it had previously filed. These two lawsuits initiated by us and Diodem were consolidated into the currently pending lawsuit in August 2003. Diodem alleges that the technology in our Waterlase system infringes the four patents it acquired from Premier Laser. Diodem seeks monetary damages, an injunction and other relief. The pending lawsuit is in its preliminary stages, and may proceed for an extended period of time. Although the outcome of this action cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem's infringement claims and pursue our claims against Diodem.

Competition

We compete with a number of companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in dental and other medical markets. In the domestic hard tissue dental market, we believe our Waterlase product primarily competes with laser systems manufactured by Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, and OpusDent Ltd., a subsidiary of Lumenis, an Israeli company. In the international market, our Waterlase system competes primarily with products manufactured by several other companies, including KaVo, Deka Dental Corporation and Fotona d.d.

The Waterlase system also competes with non-laser based systems, including traditional high and low-speed dental drills and air abrasion systems that are used for dental procedures. Our LaserSmile system and our newly acquired Diolase and Pulsemaster systems compete with other laser systems, as well as with scalpels, scissors and a variety of other cutting tools that have been traditionally used to perform soft tissue procedures. The LaserSmile also competes directly with a number of laser systems manufactured by a variety of companies, including the companies named above. In the market for tooth whitening, the LaserSmile competes with other products and instruments used by dentists, as well as tooth whitening strips and other over the counter products.

Traditional and commonly used cutting tools are less expensive for performing dental procedures. For example, a high speed drill or an electrosurge device can be purchased for less than $1,000 each. However, we believe our systems offer substantial benefits that outweigh cost concerns. In addition, our systems are not designed to perform certain functions that high speed drills can perform, such as cutting metal fillings and certain polishing and grinding functions. High speed drills will still be needed for these functions, and our systems are not intended to replace all applications of the high speed drill.

We also compete on the basis of proprietary technology, product features, performance, service and reputation. Some of the manufacturers that develop competing laser systems have greater financial, marketing and technical resources than we do. In addition, some competitors have developed, and others may attempt to develop, products with applications similar to those performed by our laser systems.

Government Regulation

Our products are regulated as medical devices. Accordingly, our product development, testing, labeling, manufacturing, processes and promotional activities are regulated extensively by government agencies in the United States and other countries in which we market and sell our products. We have clearance from the U.S. Food and Drug Administration, or FDA, to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. We are currently pursuing regulatory approval to market and sell our products in Japan.

United States

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices. We have clearance from the FDA to market our Waterlase and LaserSmile systems in the United States for dental procedures on both adult and pediatric patients. In 1998, we received FDA clearance to market the Millennium, the earlier generation of our current Waterlase system, for certain dental hard tissue applications. This clearance allowed us to commence domestic sales and marketing of our technology for hard and soft tissue applications. During 1999 and 2000, to meet the demand for soft-tissue and cosmetic dentistry applications, we designed a semiconductor diode laser system, which is now marketed as our LaserSmile system. We received FDA clearance to market the system for a variety of soft-tissue medical applications in September 1999. In 2001, we received FDA clearance to market the LaserSmile system for cosmetic tooth whitening. In October 2003, the LaserSmile received clearance for periodontal procedures for both early and advanced stages of periodontal disease.

In 2002, 2003 and in February 2004, our Waterlase system became the first laser system to receive FDA clearance for several new types of procedures. In 2002, we received clearance to market the Waterlase system for root canal, encompassing all four of the fundamental steps of the procedure. We also received clearance in 2002 to market this system for cutting, shaving, contouring and resection of oral osseous tissues, or bone. In January 2003, we received FDA clearance to market the Waterlase for use in apicoectomy surgery, a procedure for root canal infections and complications that includes cutting gum, bone (to access the infected area) and the apex of the tooth to access the infected area. The clearance also relates to flap surgical procedures. Flaps are frequently performed in conjunction with many procedures, including periodontal, implant placement and recovery, extraction of wisdom teeth, exposure of impacted teeth for orthodontics as well as additional procedures. In January 2004, our Waterlase system received FDA clearance for several new bone, laser periodontal and soft tissue procedures, including removal of bone to correct defects and create physiologic contours of bone tissue, resection of bone to restore bony architecture, resection of bone for grafting, preparing full, partial and split thickness flaps for periodontal surgery and removal of granulation tissue from bony defects. Additionally, the Waterlase became the first hard tissue laser to receive clearance for laser soft tissue curettage.

Our newly acquired Diolase system received FDA clearances in 1997 to be marketed for a variety of soft tissue dental applications. FDA clearances were issued in 1994 to market the Pulsemaster system for a number of soft tissue procedures. We are in the process of transferring those clearances to our Company.

As we develop new products and applications or make any significant modifications to our existing products, we will need to obtain the regulatory approvals necessary to market such products for dental, cosmetic and other medical procedures in our target markets. There are two principal methods by which FDA regulated devices may be marketed in the United States: pre-market approval, or PMA, and 510(k) clearance. A PMA application is required for a device that does not qualify for consideration for 510(k) clearance. The review period for a PMA application is fixed at 180 days, but the FDA typically takes much longer to complete the review. As part of the approval of a PMA application, the FDA typically requires human clinical testing to determine safety and efficacy of the device. To conduct human clinical testing, typically the FDA must approve an Investigational Device Exemption, or an IDE. To date, none of our products have required a PMA application.

To obtain 510(k) clearance, we must demonstrate that our device for which clearance is sought is substantially equivalent to a previously cleared 510(k) device or other appropriate predicate device. The FDA's stated intention is to review 510(k) notifications as quickly as possible, generally within 90 days. However, the complexity of a submission or a requirement for additional information will typically extend the review period beyond 90 days. Domestic marketing of the product must be deferred until clearance is received from the FDA. In some instances, an IDE is required for clinical trials for a 510(k) clearance. If a request for 510(k) clearance is turned down by the FDA, then a PMA may be required. We intend to utilize the 510(k) notification procedure whenever possible. To date, all of our products that have been subject to regulation by the FDA have qualified for 510(k) clearance.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance, or could even require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or a PMA is obtained.

The FDA also imposes various requirements on manufacturers and sellers of products it regulates under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting. The FDA also may require post-marketing practices, record keeping and reporting requirements.

We also are subject to unannounced inspections by the FDA for both the U.S. and BIOLASE Europe offices, and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

We are also subject to regulation under the Radiation Control for Safety and Health Act of 1968, or the Safety Act, administered by the Center for Devices and Radiological Health, or CDRH, of the FDA. The CDRH controls energy emissions of light and sound and electronic waves from electronic products. These regulations require a laser manufacturer to file new product and annual reports, to maintain quality control, product testing and sales records, to distribute appropriate operation manuals, to incorporate certain design and operating features in lasers sold to end-users and to certify and label each laser sold to end-users as one of four classes of lasers based on the level of radiation from the laser. In addition, various warning labels must be affixed to the product and certain protective devices must be installed, depending upon the class of product. Under the Safety Act, we are also required to register with the FDA as a medical device manufacturer and are subject to inspection on a routine basis by the FDA for compliance with Good Manufacturing Practice, or GMP, regulations. The GMP regulations impose certain procedural and documentation requirements upon us relevant to our manufacturing, testing and quality control activities. We believe both of our facilities comply with the GMP guidelines. The CDRH is empowered to seek remedies for violations of these regulatory requirements under the Federal Food, Drug and Cosmetic Act. We believe that we are currently in substantial compliance with these regulations.

Various state dental boards are considering the adoption of restrictions on the use of lasers by dental hygienists. Approximately 30 states currently allow dental hygienists to use lasers to perform certain dental procedures. In addition, dental boards in a number of states are considering educational requirements regarding the use of dental lasers. The scope of these restrictions and educational requirements is not now known, and they could have an adverse effect on sales of our laser-based products.

Failure to comply with applicable regulatory requirements can result in an enforcement action by the FDA, which may include any of the following sanctions:

- fines, injunctions and civil penalties;
- recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusing our request for 510(k) clearance or PMA approval of new products;
- withdrawing 510(k) clearance or PMA approvals that are already granted; and
- criminal prosecution.

International

Foreign sales of our laser-based products are subject to the regulatory requirements of the foreign country or, if applicable, the harmonized standards of the European Union. These regulatory requirements vary widely among the countries and may include technical approvals, such as electrical safety, as well as demonstration of clinical efficacy. We have a CE Mark for our Waterlase and LaserSmile systems, which permits us to commercially distribute these systems throughout the European Union. We rely on export certifications from the FDA to comply with certain regulatory requirements in several foreign jurisdictions, such as New Zealand, Canada and countries in Western Europe. We also received clearance to market our Waterlase and LaserSmile systems in Canada and Australia for a variety of applications. We are currently working to meet certain foreign country regulatory requirements for certain of our products, including Japan. There can be no assurance that additional approvals in Japan or elsewhere will be obtained.

Other Regulatory Requirements

In addition to the regulatory framework for product clearances and approvals, we are subject to extensive and frequently changing regulations under many other laws administered by U.S. and foreign governmental agencies on the national, state and local levels, including requirements regarding occupational health and safety and the use, handling and disposing of toxic or hazardous substances.

Third Party Reimbursement

Many procedures performed with our laser systems are covered by insurance to the same extent as they would be if performed using traditional dental instruments. Most therapeutic procedures performed with our laser systems are reimbursable to a certain extent under dental insurance plans, whereas cosmetic procedures are not. International market acceptance for our products may depend, in part, on the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance.

Employees

At December 31, 2003, we employed approximately 156 people, of which there are approximately 55 in manufacturing and quality and control, 14 in research and development, approximately 56 in sales and sales support, 15 in customer technical support and 16 in administration. Our employees are not represented by any collective bargaining agreement and we believe our employee relations are good.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our Web site (www.biolase.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *http://www.sec.gov*. Refer to the Introductory Note to Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2002, which was filed with the SEC on December 16, 2003, for information concerning previously filed financial statements and reports on which you should not rely.

Item 2. Properties

Our corporate headquarters are located at 981 Calle Amanecer, San Clemente, California, where we lease 23,000 square feet of space for manufacturing and administrative functions. The lease on this facility expires on March 31, 2006. Our wholly-owned subsidiary, BIOLASE Europe, owns a manufacturing facility totaling approximately 20,000 square feet of space in Floss, Germany. We believe that our facilities are sufficient for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations. Other than the land and building in Germany, with a recorded net book amount of $1.2 million, the majority of our long-lived assets are located in the United States.

Item 3. Legal Proceedings

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company, which resulted from the consolidation of two separate lawsuits that were pending before the U.S. District court for the Central District of California. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District to obtain a judicial declaration against Diodem that technology we use in our laser systems does not infringe four patents owned by Diodem. Diodem was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. In 2000 we initiated a patent infringement lawsuit against Premier Laser seeking damages and to prevent Premier from selling competing dental lasers on the grounds that they infringed on certain of our patents. The lawsuit was stayed by the bankruptcy court after Premier filed for bankruptcy.

In response to our lawsuit against Diodem, on May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. American Medical Technologies, Inc., Lumenis and its subsidiary OpusDent, Ltd., and Hoya Photonics and its subsidiary Hoya ConBio were named as the other defendants in the lawsuit. OpusDent and Hoya ConBio manufacture and sell dental lasers pursuant to patents originally licensed to them by American Medical Technologies. We acquired the licensed patents and related license agreements in our acquisition of the American Dental Laser product line from American Medical Technologies. In July 2003, American Medical Technologies was dismissed from the lawsuit without prejudice.

These two lawsuits initiated by us and Diodem were consolidated into the currently pending lawsuit in August 2003. Other than American Medical Technologies, the other parties to Diodem's original lawsuit remain in the pending suit.

Diodem's claims relate both to our Waterlase and to the patents and licenses we acquired from American Medical Technologies. Diodem alleges that technology used in our Waterlase infringes the four patents it acquired from Premier Laser. Diodem also alleges that the products sold by OpusDent and Hoya ConBio pursuant to the licenses we acquired from American Medical Technologies infringe on the patents Diodem acquired from Premier Laser. Diodem seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. This lawsuit is in the discovery phase of litigation, and may proceed for an extended period of time. Although the outcome of the lawsuit cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem's infringement claims and pursue our claims against Diodem.

This lawsuit could result in significant expenses and diversion of management's time and other resources. If Diodem successfully asserts an infringement claim against us, our operations may be significantly impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77% of our revenue in 2002. Diodem's claims related to the licenses to Hoya ConBio and OpusDent, which we acquired from American Medical Technologies, could reduce or eliminate royalties we might receive under those licenses, which totaled approximately $221,000 since the acquisition of the American Dental Laser product line in May 2003. Diodem's infringement claims could also result in significant limitations on our ability to manufacture, market and sell our products, including our Waterlase system, as well as delays and costs associated with redesigning our products and payments of license fees, monetary damages and other payments. Additionally, we may be enjoined from incorporating certain technology into our products, all of which could significantly impede our operations, increase operating expenses, reduce our revenue and cause us to incur losses.

Following the restatement of financial statements in September 2003, we received in late October 2003 and subsequently, informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry.

From time to time, we may become involved in various legal proceedings relating to our business. We are currently a party to other legal proceedings involving claims for damages. We do not believe any of these other legal proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Market Information

Our common stock is listed on the Nasdaq National Market under the symbol "BLTI." The following table sets forth the high and low closing sale prices of our common stock as reported by the Nasdaq National Market for each quarter of 2003 and 2002:

	High	Low
Fiscal Year Ended December 31, 2003		
First Quarter	$ 8.29	$ 5.30
Second Quarter	14.78	8.18
Third Quarter	14.93	10.50
Fourth Quarter	17.60	11.45
Fiscal Year Ended December 31, 2002		
First Quarter	$ 6.58	$ 5.11
Second Quarter	5.88	4.00
Third Quarter	5.14	3.80
Fourth Quarter	5.89	3.68

As of February 16, 2004 the total number of record holders of our common stock was 268. Based on information provided by our transfer agent and registrar, we believe that there are approximately 12,000 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we anticipate that for the foreseeable future we will retain any future earnings to fund the operation and expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both plans approved by security holders and plans not approved by security holders, is hereby incorporated by reference to our definitive proxy statement for our 2004 Annual Meeting of Stockholders, which will be filed within 120 days after the end of the fiscal year ended December 31, 2003.

Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this report and in our subsequent reports filed with the SEC, as well as Item 7 of this report and our other reports entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
	2003(2)	2002	2001	2000	1999
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$49,081	$27,257	$16,546	$ 9,495	$ 7,004
Cost of sales	17,530	10,485	6,938	4,816	4,152
Gross profit	31,551	16,772	9,608	4,679	2,852
Other income	76	63	79	—	—
Operating expenses:					
Sales and marketing	16,773	10,729	7,314	4,211	2,701
General and administrative	4,908	3,010	2,011	1,841	2,473
Engineering and development	2,505	1,684	1,520	2,288	2,427
Total operating expenses	24,186	15,423	10,845	8,340	7,601
Income (loss) from operations	7,441	1,412	(1,158)	(3,661)	(4,749)
Non-operating income (loss)	226	86	(123)	(94)	(49)
Income (loss) before cumulative effect of change in accounting principle	7,667	1,498	(1,281)	(3,755)	(4,798)
Cumulative effect of change in accounting principle(1)	—	—	—	(34)	—
Income (loss) before income taxes	7,667	1,498	(1,281)	(3,789)	(4,798)
Income tax benefit	11,391	—	—	—	—
Net income (loss) as reported	$19,058	$ 1,498	$ (1,281)	$ (3,789)	$ (4,798)
Income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ 0.91	$ 0.08	$ (0.07)	$ (0.20)	$ (0.28)
Diluted	$ 0.83	$ 0.07	$ (0.07)	$ (0.20)	$ (0.28)
Cumulative effect of change in accounting principle per share:					
Basic	$ —	$ —	$ —	$ —	$ —
Diluted	$ —	$ —	$ —	$ —	$ —
Net income (loss) per share:					
Basic	$ 0.91	$ 0.08	$ (0.07)	$ (0.20)	$ (0.28)
Diluted	$ 0.83	$ 0.07	$ (0.07)	$ (0.20)	$ (0.28)
Shares used in computing net income (loss) per share:					
Basic	20,993	19,929	19,510	19,171	17,254
Diluted	22,978	21,303	19,510	19,171	17,254

	December 31,				
	2003(2)	2002	2001	2000	1999
	(in thousands)				
Consolidated Balance Sheet Data:					
Working capital (deficit)	10,656	$ 1,418	$ 201	$ (268)	$ (1,331)
Total assets	44,500	16,003	8,253	6,822	2,672
Long-term liabilities	79	142	205	1,175	—
Stockholders' equity (deficit)	31,782	3,121	645	994	(939)

(1) The cumulative effect of change in accounting principle was attributable to the adoption of Staff Accounting Bulletin No. 101.

(2) On May 21, 2003 we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc. for approximately $5.8 million. Refer to Note 4 in the notes to the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and the notes to those statements included elsewhere in this report and other information incorporated by reference in this report. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in any forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" and elsewhere in this report.

Overview

We are the world's leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

On May 21, 2003, we acquired the American Dental Laser product line and other dental laser assets of American Medical Technologies, Inc., or AMT, for approximately $5.8 million, consisting of $1.8 million in cash, 307,500 shares of our common stock and $215,000 in costs directly attributable to the acquisition. As a part of the purchase transaction, we and AMT agreed to dismiss with prejudice the lawsuit we had filed in October 2002 against AMT which alleged infringement of certain of our patents. In the dismissal, AMT acknowledged that it had infringed our intellectual property rights as identified in our complaint and recognized that the patents we had asserted in the legal action are valid and enforceable. The acquired assets included dental laser patents, customer lists, brand names and other intellectual property as well as laser systems, including the Diolase and Pulsemaster systems. The purchase price was allocated to the assets based on their fair value. We are selling the Diolase and Pulsemaster systems both domestically and internationally under the American Dental Laser brand name. Sales of the new systems began in the second half of 2003.

We have the following principal product lines: (i) Waterlase system; (ii) LaserSmile system; (iii) American Dental Laser products, including the Diolase and Pulsemaster systems; and (iv) related accessories and disposables for use with our laser systems. Our product, the Waterlase system, is used for hard and soft tissue dental procedures, and can be used to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. The LaserSmile system is used for a range of soft tissue procedures and tooth whitening. Our newly acquired Diolase and Pulsemaster systems are primarily used for soft tissue procedures. We also manufacture and sell accessories and disposables, such as handpieces, laser tips and tooth whitening gel, for use with our dental laser systems.

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.

The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (i) the most important to the portrayal of our financial condition and results of operations, and (ii) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104. SAB 104 requires that four basic criteria must be met before revenue can be recognized:

- persuasive evidence of an arrangement exists;
- delivery has occurred and title and the risks and rewards of ownership have been transferred to our customer or services have been rendered;
- the price is fixed and determinable; and
- collectibility is reasonably assured.

Assuming that all of the above criteria were satisfied, for the period from January 1, 2000 to early August 2003, we recorded revenue for domestic sales when we received payment in full, due to a clause in our purchase order that stated title transferred upon payment in full; we recorded revenue for international direct sales when the product was installed, which is when the customer became obligated to pay, and we recorded revenue for sales to distributors upon delivery.

In August 2003, we modified the sales arrangements with our customers so that title transfers to the customer upon shipment for domestic sales, and there is an enforceable obligation to pay upon shipment for international direct sales. Since August 2003, we have been recording revenue for domestic sales and international direct sales upon shipment. We continue to record revenue for sales to distributors upon delivery. As a result, we recorded $19.9 million in revenue under the revenue recognition policy in effect before the modification to our sales arrangements and $22.1 million in revenue under our revenue recognition policy in effect after the modification to our sales arrangements, during the year ended December 31, 2003. Net revenues unaffected by the changes in our revenue recognition policy were $7.2 million for the year ended December 31, 2003. As a result of the change in our revenue recognition policy during the third quarter of 2003, our net sales, gross profit, operating income and other operating results for the year ended December 31, 2003 are not directly comparable to the year ended December 31 2002. Similarly, for the same reason, our quarterly sales, gross profit, operating income and other operating results for each of the next three quarters ending September 30, 2004 will not be directly comparable to corresponding periods in the preceding year.

On July 1, 2003, we adopted EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. We concluded that certain of our arrangements include multiple units of accounting resulting in the allocation of the total consideration based on the residual value method. The adoption of EITF 00-21 did not have a material impact to our consolidated financial condition, results of operations or cash flows.

We do not offer a stated right of return on our sales; however, we may accept returns of products in certain circumstances. We record a provision for sales returns based on historical experience concurrent with the recognition of revenue. When a provision is made for sales returns, we reduce accounts receivable, revenue and cost of goods sold based on the estimated amount of returns we will experience.

Valuation of Accounts Receivable. We maintain an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers. The allowance is estimated based on customer compliance with credit terms, the financial condition of the customer and collection history where applicable. Additional allowances could be required if the financial condition of our customers were to be impaired beyond our estimates.

Valuation of Inventory. Inventory is valued at the lower of cost (estimated using the first-in, first-out method) or market. We periodically evaluate the carrying value of inventories and maintain an allowance for obsolescence to adjust the carrying value as necessary to the lower of cost or market. The allowance is based on physical and technical functionality as well as other factors affecting the recoverability of the asset through future sales. Unfavorable changes in estimates of obsolete inventory would result in an increase in the allowance and a decrease in gross profit.

Valuation of Long-Lived Assets. Property, plant and equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue or otherwise productively support our business goals. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future business operations. In our estimate, no provision for impairment is currently required on any of our long-lived assets.

Warranty Cost. Products sold directly to end-users are covered by a warranty against defects in material and workmanship for a period of one year. Products sold internationally to distributors are covered by a warranty on parts for up to fourteen months with additional coverage on certain components for up to two years. We accrue a warranty reserve to estimate the risk of incurring costs to provide warranty services. The accrual is based on our historical experience and our expectation of future conditions. An increase in warranty claims or in the costs associated with servicing those claims would result in an increase in the accrual and a decrease in gross profit.

Litigation and Other Contingencies. We regularly evaluate our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, we will assess whether such information warrants the recording of additional expense relating to contingencies. To be recorded as expense, a loss contingency must be both probable and reasonably estimable. If a loss contingency is material but is not both probable and estimable, we will disclose the matter in the notes to the financial statements.

Income Taxes. We estimate our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or tax planning strategies. If we conclude that our deferred tax assets are more likely than not to be realized (a probability level of more than 50%), a valuation allowance is not recorded.

During the year ended December 31, 2003, we determined that our deferred tax assets, which consist primarily of net operating loss carryforwards, were more likely than not to be realized. We considered factors such as our profitable operating history, three years of cumulative income and projections of continued profitability in making this determination. In the event we are unable to sustain our profitability due to a decrease in demand of our products, an increase in operating expenses to support our growth, or other factors, we will be required to reassess whether a valuation allowance should be recorded against our deferred tax assets. Actual results of our ability to realize our deferred tax assets may be different from our current estimate.

Results of Operations

The following table sets forth certain data from our consolidated income statements for the years ended December 31, 2003, 2002 and 2001, expressed as a percentage of net sales:

	Years Ended December 31,		
	2003	2002	2001
Consolidated Statements of Operations Data:			
Net sales	100.0%	100.0%	100.0%
Cost of sales	35.7	38.5	41.9
Gross profit	64.3	61.5	58.1
Other income	0.2	0.2	0.5
Operating expenses:			
Sales and marketing	34.2	39.4	44.2
General and administrative	10.0	11.0	12.2
Engineering and development	5.1	6.2	9.2
Total operating expenses	49.3	56.6	65.6
Income (loss) from operations	15.2	5.1	(7.0)
Non-operating income (loss)	0.5	0.4	(0.7)
Income (loss) before cumulative effect of change in accounting principle	15.7	5.5	(7.7)
Cumulative effect of change in accounting principle	—	—	—
Income (loss) before income taxes	15.7	5.5	(7.7)
Income tax benefit	23.1	—	—
Net income (loss)	38.8%	5.5%	(7.7)%

Net Sales. Net sales consists of sales of our laser systems, related disposables and accessories and service revenue. We have at various times experienced fluctuations in sales due to seasonality. In our experience, sales in the first quarter typically are lower than average, and sales in the fourth quarter typically are stronger than average, due to the buying patterns of dental professionals. The fourth quarter of 2003 accounted for 33% of our net sales for the year, whereas the first quarter of 2003 accounted for 19% of net sales for the year. Sales in the third quarter tend to be even with and may sometimes be lower than sales in the second quarter due to vacation patterns. The third quarter accounted for 27% of our net sales in 2003, whereas the second quarter accounted for 21% of our net sales in 2003. Our historical seasonality pattern is a recurring trend that we expect to continue. Consequently, we do not necessarily match the timing of our expenditures to the expected quarterly seasonality effects on revenue but rather anticipate the expected sales over the full year as a determinant of our spending levels. Since many of our costs are fixed in the short term, if we have a shortfall in sales resulting from a change in our historical seasonality pattern, or otherwise, we may be unable to reduce expenses quickly enough to avoid losses.

Many dentists finance their purchases through third party leasing companies or banks. In these transactions, the dentist first enters into a purchase order with us. We then enter into a purchase order with the leasing company, which purchases the product from us, and the dentist enters into a lease agreement with the leasing company. We receive payment in full for the product at the time of purchase by the leasing company, and we are not a party to the lease. The dentist pays the leasing company or bank in installments, and we do not bear the credit risk that the dentist might not make payments. The leasing companies and banks do not have recourse to us for a dentist's failure to make payments, nor do we have any obligation to take back the product at the end of the lease. Approximately 34% of our revenue in 2003, 36% of our revenue in 2002, and 43% of our revenue in 2001 were generated from dentists who financed their purchase through National Technology Leasing Corporation, an equipment leasing broker. We are regularly approached by leasing companies seeking to finance purchases of our products and do not believe the loss of National Technology Leasing or any other current financing source would materially harm our business.

Cost of Sales. Cost of sales is comprised of all costs to manufacture our products, including materials, labor and related overhead costs such as depreciation, warranty and service costs.

Sales and Marketing. Sales and marketing expenses consist of salaries and benefits, commissions, and other costs related to our direct sales force, advertising costs and expenses related to trade shows and seminars.

General and Administrative. General and administrative expenses consist of salaries and benefits of administrative personnel as well as insurance, professional and regulatory fees and provisions for doubtful accounts.

Engineering and Development. Engineering and development expenses consist of engineering personnel salaries and benefits, prototype supplies, contract services and consulting fees related to product development.

Non-Operating Income (Loss). Non-operating income (loss) consists of interest income and expense, foreign currency gains and losses and similar items not directly related to our operations. Interest income relates to interest earned on our cash balances, and interest expense relates to interest costs on our line of credit. We generate a substantial portion of our revenue from the sale of products outside the United States. Sales to customers or distributors outside the United States accounted for approximately 20% of our revenue for the year ended December 31, 2003. Sales in Europe and Asia each accounted for approximately 9% of our revenue for the year ended December 31, 2003. Our sales in Europe are denominated principally in Euros, and our sales in other international markets are denominated in dollars. As we do not engage in hedging transactions to offset foreign currency fluctuations, we are at risk for changes in the value of the dollar relative to the value of the Euro. An increase in the relative value of the dollar would lead to less income from sales denominated in Euros unless we increase prices, which may not be possible due to competitive conditions in Europe. Conversely, a decrease in the relative value of the dollar would lead to more income from sales denominated in Euros. Additionally, we are obligated to pay expenses relating to our German facility in Euros. Thus, we are also at risk for changes in the value of the dollar relative to the Euro with respect to our obligation to pay expenses relating to our operations in Germany. An increase in the value of the dollar relative to the Euro would reduce the expenses associated with the operations of our German facility, whereas a decrease in the relative value of the dollar would increase the cost associated with the operations of our German facility.

Income Taxes. For the year ended December 31, 2003, no provision for income tax was recognized due to the availability of net operating loss carry forwards. At such times as the recoverability of deferred tax assets, including the net operating loss carry forwards, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income. During the year ended December 31, 2003, we determined that our deferred tax assets were more likely than not to be realized, resulting in the recognition of a $11.4 million deferred tax benefit.

The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions. Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss (NOL) carryforwards that may be used to offset taxable income where a corporation has undergone significant changes in its stock ownership. In October 2003 we completed an analysis to determine the potential applicability of any annual limitations imposed by Section 382. Based on our analysis, we believe that, as of December 31, 2003, we have, for federal income tax purposes, approximately $32.4 million of NOL carryforwards. Of this amount, approximately $27.3 million is available to offset 2004 federal taxable income and the taxable income generated in future years. Additional NOL carryforwards will become available at the rate of approximately $1.0 million per year for the years 2005 through 2009. However, any future ownership changes qualifying under Section 382 may limit our ability to use remaining NOL carryforwards.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Comparing the results of operations between the years ended December 31, 2003 and December 31, 2002, the most significant change affecting operating results is the increase in net sales.

Net Sales. Net sales for the year ended December 31, 2003 were $49.1 million, an increase of $21.8 million, or 80%, as compared with net sales of $27.3 million for the year ended December 31, 2002. Approximately $16.2 million of the increase is due to a 59% increase in the number of products and services sold as a result of increased demand for our products. The remainder of the increase is due to a change in the timing of revenue recognition described below.

In August 2003, we modified our sales arrangements with our customers and began recognizing revenue upon shipment for our domestic sales, or on an accrual basis, which had previously been recognized upon receipt of payment in full, or on a cash basis. Additionally, we began to recognize revenue upon shipment for our international direct sales, which had previously been recognized after completion of installation. As a result of the change in our revenue recognition policy during the third quarter of 2003, our net sales are not directly comparable to the year ended December 31, 2002. During the year ended December 31, 2002 domestic sales were recognized on a cash basis and international direct sales were recognized after completion of installation.

Revenue during the year ended December 31, 2003 included $18.3 million of revenue for domestic sales recognized on a cash basis and $20.4 million recognized on an accrual basis. Revenue during the year ended December 31, 2003 included $1.6 million recognized for international direct sales upon completion of installation and $1.7 million recognized upon shipment. As of December 31, 2003 our balance sheet reflects approximately $144,000 that has been deferred on product shipments for which payment has not been received in full for domestic sales and where installation has not been completed for international direct sales. We cannot provide any assurance as to the timing or whether the deferred revenue will ultimately be collected, or when or whether installations will be completed. Other than the possible recognition of this deferred revenue balance, the positive impact to net sales for the year ended December 31, 2003 that resulted from the change in our revenue recognition policy will not occur in future periods.

The Waterlase and LaserSmile systems accounted for approximately 78% and 11% of our net sales for the year ended December 31, 2003, respectively. We expect the Waterlase will continue to account for the majority of our sales.

Many dentists finance their purchases through third party leasing companies. Approximately 34% of our net sales for the year ended December 31, 2003 and 36% of our net sales for the year ended December 31, 2002 were generated from dentists who financed their purchases through National Technology Leasing Corporation, an independent equipment leasing company. The recent decline in interest rates may have benefited purchasers of our products by reducing the interest expense to finance the purchase or lease of our products, although we do not believe it is possible to measure the effect of lower interest rates on our sales.

International sales for the year ended December 31, 2003 were $9.9 million, or 20% of net sales, as compared with $6.2 million, or 23% of net sales, for the year ended December 31, 2002. Sales to Asia and Europe were $4.2 million and $4.5 million, respectively, for the year ended December 31, 2003 compared to $3.3 million and $3.0 million, respectively, for the year ended December 31, 2002. We had expected international sales to grow as a percentage of total sales in 2003 and in the future. Although international sales grew 46% year over year, in line with our overall expectations for total sales, domestic sales growth was stronger due to higher than expected demand in the United States. During 2003 we invested more resources in international sales and marketing and related infrastructure and intend to continue to do so in 2004.

Gross Profit. Gross profit for the year ended December 31, 2003 was $31.5 million, or 64% of net sales, an increase of $14.7 million, as compared with gross profit of $16.8 million, or 62% of net sales for the year ended December 31, 2002. Gross profit for the year ended December 31, 2003 included $12.3 million of gross profit for domestic sales recognized on a cash basis and $13.7 million recognized on an accrual basis. Gross profit for the year ended December 31, 2003 included $1.1 million recognized for international direct sales upon completion of installation and $1.1 million recognized upon shipment. The increase in gross profit is attributable to leveraging the increase in net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. The increase is also due to the relative increase in domestic sales as a percentage of total sales, which generated higher gross margins. The gross margin associated with sales to international distributors is generally lower as the selling price is lower in order to compensate dealers for the marketing and sales costs they must incur. International sales increased as a percentage of total sales from 2001 to 2002 but then decreased as a percentage in 2003. However, we still expect international sales will increase as a percentage of sales in future periods. Therefore, while gross margin may continue to increase due to manufacturing efficiencies, relative increases in international sales compared to domestic sales may offset the effect of manufacturing efficiencies on gross profit. Sales of the recently acquired Diolase and Pulsemaster systems have not had a significant impact on gross profit.

Other Income

Other Income. Other income consists of gain on sales of assets. The gain on sales of assets for the years ended December 31, 2003 and December 31, 2002 of $76,000 and $63,000, respectively, consists principally of the amortization of the deferred gain relating to the sale and leaseback of our manufacturing facility in San Clemente, California, in March 2001.

Operating Expenses

Operating Expenses. Operating expenses for the year ended December 31, 2003 were $24.2 million, or 49% of net sales as compared with $15.4 million, or 57% of net sales for the year ended December 31, 2002. Approximately 66% of the increase, or $5.8 million, consists of sales and marketing costs incurred to generate the increase in net sales.

Sales and Marketing. Sales and marketing expenses for the year ended December 31, 2003 were $16.8 million, or 34% of net sales, as compared with $10.7 million, or 39% of net sales, for the year ended December 31, 2002. Approximately 40% of the increase in absolute dollars was due to the increase in our direct sales force, development of our infrastructure for international sales, and higher commission expense related to the increase in sales, including recognition, of approximately $334,000 in deferred commission expense related to revenue recognized that had been deferred. Marketing expense increased $1.4 million due to increased staff and additional direct marketing activities in Europe. Expenses related to trade shows, seminars and the World Clinical Laser Institute increased approximately $1.0 million due to an expansion in the scope of activities related to those programs. We expect our sales and marketing expenses to continue to increase, in large part due to increases in expenses associated with education and training of existing and potential customers, which is an essential component of our effort to increase market acceptance of laser technology and our products. Overall, sales and marketing expense is expected to decrease slightly as a percentage of sales, assuming sales continue to grow in line with our expectations. Incremental costs relating to the marketing and sale of the American Dental Laser products have not had and are not expected to have a significant impact on total sales and marketing expense.

General and Administrative. General and administrative expenses for the year ended December 31, 2003 were $4.9 million, or 10% of net sales, as compared with $3.0 million, or 11% of net sales, for the year ended December 31, 2002. Professional expenses accounted for approximately 50% of the dollar increase, including approximately $450,000 in expenses related to the restatement of our consolidated financial statements, fees related to legal proceedings, expenses related to the preparation of our registration statement and fees incurred on various consulting projects. We expect professional fee expense to continue to increase as a cost of compliance with new regulatory requirements, such as those generated from the Sarbanes-Oxley Act. Costs associated with general liability coverage, employee group insurance and workers compensation insurance increased by $465,000 in 2003 as compared to 2002. We expect these insurance costs to continue to increase significantly as a function of our growth and insurance market conditions in general. Bank charges relating to credit card sales increased by $140,000 as compared to 2002 and will likely continue to grow commensurate with our sales growth. Overall, general and administrative costs are expected to remain in the range of 8% to 10% of sales. No significant additional general and administrative expenses have been incurred or are expected from the acquisition and production of the American Dental Laser products except for amortization expense related to certain intangible assets acquired. We recorded amortization expense of $154,000 for the year ended December 31, 2003, as compared with amortization expense of $24,000 for the year ended December 31, 2002.

Engineering and Development. Engineering and development expenses for the year ended December 31, 2003 were $2.5 million, or 5% of net sales, as compared with $1.7 million, or 6% of net sales, for the year ended December 31, 2002. The increase in absolute dollars is due to materials and consulting fees related to product development and enhancement. The change in engineering and development expenses as a percent of net sales reflects the larger sales base and normal fluctuations in the scope of current research and development projects. We expect engineering and development expenses to remain consistent within their historical range as a percentage of sales in 2004.

Non-Operating Income (Loss)

Gain on Foreign Currency Transactions. We realized a $232,000 gain on foreign currency transactions for the year ended December 31 2003, compared to $51,000 for the year ended December 31, 2002 due to the changes in exchange rates between the United States dollar and Euro.

Gain on Forward Exchange Contracts. In the year ended December 31, 2003 and 2002, we realized gains of $22,000 and $152,000, respectively, due to the increase in the fair market value of our forward exchange contracts which we purchased in connection with the debt incurred to acquire our facility in Germany. On February 3, 2003, the contracts expired and were not renewed.

Interest Income. Interest income relates to interest earned on our cash balances. Interest income for the year ended December 31, 2003 was $27,000 as compared with $18,000 for the year ended December 31, 2002 due to an increase in our cash balance.

Interest Expense. Interest expense decreased $80,000, or 59%, to $55,000 for the year ended December 31, 2003, as compared with the year ended December 31, 2002 due to a decrease in the effective interest rate on our credit facility. In May 2003, we entered into a $5.0 million credit facility with a bank to replace our existing line of credit. The new line of credit bears interest at LIBOR plus 2.25% as compared with the previous line of LIBOR plus 0.5%. Although the nominal rate on the new facility is higher, the previous facility was burdened by the amortization of the cost of a third-party guaranty.

Income Taxes. An income tax benefit of $11,448,000 and a credit of $2,309,000 to additional paid in capital was recognized for the year ended December 31, 2003. This was primarily due to the reduction of the valuation allowance in the amount of $16,200,000. The credit to additional paid in capital was the result of a stock option deduction available to the Company in the current year and prior year deductions included in the deferred tax assets which were previously offset by the valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the projection for future taxable income over the periods when the deferred tax assets are deductible, management believes it more likely than not the Company will realize all of these deductible differences. As of December 31, 2003, we had net operating loss carry forwards for federal and state purposes of approximately $32.5 million and $5.1 million, respectively, which will begin expiring in 2007. As of December 31, 2003, we had research and development credit carryforwards for federal and state purposes of approximately $478,000 and $74,000, respectively, which will begin expiring in 2011 for federal purposes and carryforward indefinitely for state purposes. The utilization of net operating loss and credit carry forwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Comparing the results of operations between the prior years, the most significant change affecting operating results is the increase in net sales. Net sales for the year ended December 31, 2002 increased 65% over net sales for the year ended December 31, 2001.

Net Sales. Net sales for the year ended December 31, 2002 were $27.3 million, an increase of $10.8 million, as compared with net sales of $16.5 million for the year ended December 31, 2001. The increase in sales in both 2002 and 2001 resulted from the increased number of units sold of our laser systems. Our Waterlase system accounted for 77% of net sales in 2002 and 82% of net sales in 2001. Our LaserSmile system was introduced in the third quarter of 2001 and accounted for 18% of net sales in 2002 as compared with 16% of net sales in 2001.

International sales for the year ended December 31, 2002 were $6.2 million, or 23% of net sales, as compared with $3.3 million, or 20% of net sales, for the year ended December 31, 2001. The increase in international sales in 2002 was the result of a renewed effort to strengthen our network of international distributors after concentrating our resources in 2001 in the domestic market. The formation of BIOLASE Europe in 2002 and the acquisition of a production and service facility in Germany was an important step to increase our visibility in Europe as well as to improve our ability to service European customers. Sales of products manufactured at our German facility accounted for 9% of our revenue in 2002. In comparison, all of our revenue in 2001 was generated from the sale of products manufactured in the United States. We plan to continue to add resources to our international sales program to take advantage of the large market potential and we expect that our international sales will continue to grow over time as a percentage of our total net sales. Although most of our international sales are made through independent distributors, we began making direct sales to dentists in Europe in 2002 with the support of our German distributor. Based on the overall increase and detailed review of sales, we increased our allowance on accounts receivable from $108,000 at December 31, 2001 to $202,000 at December 31, 2002.

Gross Profit. Gross profit for the years ended December 31, 2002 and 2001 was $16.8 million and $9.6 million, respectively. The gross margin on sales for those same periods was 62% and 58%, respectively. The increase in both gross profit and gross margin was attributable to leveraging the increase in our net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. The increase in gross profit is also due to increased manufacturing efficiencies and design changes through engineering and product development, which reduced the cost of materials by 10%. These efficiencies and cost savings were partially offset by the start-up costs for our German production and service facility of approximately $165,000 in 2002 and the addition of production resources of approximately $621,000 to support anticipated sales growth. While we believe there is additional leverage to be realized from future increases in sales, increases in fixed costs will also accompany growth and may constrain increases in gross margin. In addition, an increase in the mix of sales to international distributors will also tend to decrease gross profit since such sales are made at wholesale prices.

Other Income

Other income consists of gain on sale of assets. The gain on sale of assets for the year ended December 31, 2002 of $63,000 was related to the sale and leaseback of our manufacturing facility in San Clemente, California in March 2001. This sale resulted in a gain of $316,000, which is being recognized over the remaining term of the lease, which expires in 2006. Gain on sales of assets in 2001 included this amortization of deferred gain plus a gain on the sale of certain other assets.

Operating Expenses

Operating expenses for the year ended December 31, 2002 were $15.4 million, or 57% of net sales, as compared with $10.8 million, or 66% of net sales, for the year ended December 31, 2001. Most of the increases in operating expenses for each year were sales and marketing costs that were incurred to generate the increase in sales, including a growing sales force and related expenses.

Sales and Marketing. Sales and marketing expenses for the year ended December 31, 2002 was $10.7 million, or 39% of net sales, as compared with $7.3 million, or 44% of net sales, for the year ended December 31, 2001. The increase in absolute dollars from year to year was attributable to higher commission expense related to the increased sales and to the cost of additional sales personnel of approximately $600,000 in the United States. In addition during 2002, we expanded the scope of our nationwide seminar-marketing program and our sponsorship of education and training programs for existing and potential customers, as a result of which we incurred additional expenses of $871,000. Although growing 47% in 2002 in absolute dollars, sales and marketing expense as a percentage of net sales decreased from 44% in 2001 to 39% in 2002 due to the increase in sales generated by these efforts. In 2002, in addition to a number of local and regional symposiums, we sponsored two national and two international symposiums presented by the World Clinical Laser Institute, an organization that provides education and training in laser dentistry.

General and Administrative. General and administrative expenses for the year ended December 31, 2002 was $3.0 million, or 11% of net sales, as compared with $2.0 million, or 12% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was due to administrative costs associated with the operations of BIOLASE Europe of $140,000, increases in the costs of legal fees relating to regulatory compliance and various legal proceedings in the amount of $201,000, and increases in the infrastructure needed to support the growth of our net sales. Insurance premiums increased in 2001 as a result of the increase in net sales and increased by $328,000 in 2002 both as a result of the increase in sales and as a result of general insurance market conditions. We expect additional increases in 2003 due to adverse markets for workers compensation, group health insurance and liability insurance.

Engineering and Development. Engineering and development expenses for the year ended December 31, 2002 was $1.7 million, or 6% of net sales, as compared with $1.5 million, or 9% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was related to new product development and enhancements. The decrease in research and development expenses as a percent of net sales reflects the larger sales base and fluctuations in the scope of current research and development projects.

Non-Operating Income (Loss)

Unrealized Gain on Forward Exchange Contract. In the year ended December 31, 2002, we recognized an unrealized gain on forward contracts of $152,000 due to the increase in the fair market value of our forward exchange contract.

Interest Income. Interest income for the year ended December 31, 2002 was $18,000 compared with $44,000 in 2001. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense. Interest expense was $135,000 for the year ended December 31, 2002 compared with $167,000 in 2001. Interest expense in 2002 included the amortization of the cost of issuing stock in connection with the extension of our line of credit in December 2001. Interest expense in 2001 included three months of interest on the note payable on our San Clemente manufacturing facility, which was sold and leased back in March 2001.

Income Tax. No provision for income tax was recognized for the year ended December 31, 2002 due to the availability of net operating loss carry forwards. No income tax benefit was recognized in the year ended December 31, 2002 as there was no assurance that the benefit of the net operating loss carry forwards would be realized. At such time as the recoverability of deferred tax assets, including the net operating loss carry forward, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income tax for financial statement purposes based on the amount of taxable net income. As of December 31, 2002, we had net operating loss carry forwards for federal and state purposes of approximately $32.4 million and $5.1 million, respectively, which will begin to expire in 2007. As of December 31, 2002, we had research and development credit carryforwards for federal and state purposes of approximately $332,000 and $170,000, respectively. The utilization of net operating loss and credit carry forwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

Liquidity and Capital Resources

At December 31, 2003 we had $10.7 million in net working capital as compared to $1.4 million at December 31, 2002. Our principal source of liquidity at December 31, 2003 consisted of our cash balance of $11.1 million. For the year ended December 31, 2003, our sources of cash were funds provided from operating activities of $6.3 million and the exercise of stock options and warrants of $3.6 million. These sources of cash were reduced by investments in property and equipment of $455,000, $1.8 million cash paid for the acquisition of the American Dental Laser product line and other dental laser assets of American Medical Technologies, and the repayment of $1.1 million of debt. The net effect on cash of operating, investing and financing transactions for the year ended December 31, 2003 was an increase of $7.2 million.

Accounts receivable, net, increased 14% to $5.7 million at December 31, 2003 from $5.0 million at December 31, 2002. This increase was due to the higher sales volume experienced in 2003. Inventories, net, increased 32% to $3.7 million at December 31, 2003 from $2.8 million at December 31, 2002. The increase was due to increased production to meet estimated sales demand.

As discussed in Note 8 to the Consolidated Financial Statements, 672,500 warrants with a weighted average exercise price of $2.46 were exercised during the year ended December 31, 2003.

Several key indicators of liquidity are summarized in the following table (in thousands, except ratio amounts):

	Fiscal Years Ended December 31,		
	2003	2002	2001
Working capital	$10,656	$1,418	$ 201
Cash provided by (used in) operations	6,328	477	(1,076)
Proceeds from the exercise of stock options and warrants	3,577	1,035	803
Current ratio	1.8	1.1	1.0
Accounts receivable collection period (days)	40.0	48.0	32.4
Inventory turnover	5.4	4.5	4.5

We purchased our production facility in Germany in February 2002 for cash consideration of approximately Euros 1.2 million ($1.0 million) payable in installments through 2003, subject to reduction in certain circumstances. The maximum consideration was reduced to Euros 989,000 ($848,000) in accordance with the terms of the agreement with the seller. Based on our further discussions with the seller, in September 2003, the maximum consideration was reduced to Euros 986,000 ($845,000). In October 2003, we paid the seller Euros 986,000 ($845,000) plus applicable taxes, as full and final payment to the seller under the purchase agreement.

At December 31, 2003, we had $1.8 million outstanding under a $5.0 million revolving credit facility with Bank of the West. This same amount was outstanding at December 31, 2002 under a $1.8 million credit line with

BSI AG. The facility with Bank of the West was entered into May 14, 2003 and is secured by all of our assets, is for a term of one year, bears interest at LIBOR plus 2.25%, and is payable on demand upon expiration of the stated term. Approximately $1.8 million was drawn immediately to pay off the bank line of credit with BSI AG. Under the terms of our credit line with Bank of the West, we are subject to certain covenants, which include, among other things, covenants to maintain a specified minimum tangible net worth and a specified ratio of current assets to current liabilities, and a covenant to maintain profitability. If we fail to satisfy these covenants and we fail to cure any breach of these covenants within a specified number of days after receipt of notice, Bank of the West could accelerate the entire amount borrowed by us and cancel the line of credit. Our credit line has an outstanding balance of approximately $1.8 million as of December 31, 2003. As of December 31, 2003 we were in compliance with all of the covenants.

We typically finance some or all of our annual insurance premiums through unsecured notes with a third party when the insurance carrier does not provide for monthly installment payments of our premiums. In November 2003 we financed $489,000 of insurance premiums payable in ten equal monthly installments of approximately $45,000 each, including a finance charge of 3.3%. In December 2003 we financed an additional $598,000 of insurance premiums payable in ten equal monthly installments of approximately $54,000 each, including a finance charge of 2.9%. At December 31, 2003 the balance of unpaid premiums that were financed was $888,000.

On May 21, 2003 we acquired the American Dental Laser product line from American Medical Technologies, Inc., or AMT, for approximately $5.8 million. The assets acquired included dental laser patents, customer lists, brand names and other intellectual property as well as laser products. No outstanding debt of AMT was assumed in the transaction. The consideration paid by us consisted of approximately $1.8 million cash, $215,000 in transaction costs directly attributable to the acquisition and 307,500 shares of common stock with a fair value of approximately $3.8 million. For purposes of computing the purchase price, the value of the common stock of $12.38 per share was determined by taking the average closing price of our common stock as quoted on the Nasdaq National Market between May 19, 2003 and May 23, 2003.

We had no material commitments for capital expenditures as of December 31, 2003 and have not entered into any material commitments after that date.

The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2003 the years ending as indicated below:

	2004	2005	2006	2007
Line of credit	$1,792,000	$ —	$ —	$ —
Short-term debt	888,000	—	—	—
Operating leases	264,000	251,000	63,000	1,000
Total	$2,944,000	$251,000	$63,000	$1,000

We believe that our current cash balances, plus cash expected to be generated from our operations, will be adequate to meet our debt service requirements and sustain our operations for at least the next twelve months. Our future capital requirements will depend on many factors, including the continuing market acceptance of our products and our corresponding level of revenues, the timing and extent of spending to support product development efforts and the introduction of new products, the expansion of sales and marketing activities and the costs to insure access to adequate manufacturing capacity. We could be required, or may elect, to seek additional funding through public or private equity or debt financing, However, additional funds may not be available on terms acceptable to us or at all.

Selected Quarterly Financial Data

	March 31	June 30,	September 30,	December 31,(2)
	(in thousands, except per share data)			
2003				
Net sales	$9,198	$10,359	$13,434	$16,090
Gross profit	5,851	6,344	8,410	10,946
Income from operations	886	1,195	2,544	2,816
Net income	940	1,253	2,567	14,298
Net income per share (1):				
Basic	0.05	0.06	0.12	0.66
Diluted	0.04	0.05	0.11	0.61
2002				
Net sales	$5,011	$ 7,264	$ 6,859	$ 8,123
Gross profit	3,113	4,335	4,117	5,207
Income from operations	162	561	414	275
Net income	132	652	382	332
Net income per share (1):				
Basic	0.01	0.03	0.02	0.02
Diluted	0.01	0.03	0.02	0.02

(1) Net income per common share calculations for each of the quarters were based upon the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year net income per common share amount.

(2) During the fourth quarter of 2003, we recorded an income tax benefit of $11,391.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. We adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to our consolidated financial position, results of operations, or cash flows.

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2003 the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Accordingly, there is no impact to our results of operations, financial position or cash flows as a result of the issuance of SAB No. 104.

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R requires the application of either FIN 46 or FIN 46R by Public Entities to all Special Purpose Entities (SPE) created prior to February 1, 2003 as of December 31, 2003 for calendar year-end companies. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 at the end of the first interim or annual period ending after March 15, 2004. For all entities created subsequent to January 31, 2003, Public Entities were required to apply the provisions of FIN 46. The adoption of FIN 46 did not have a material impact to our consolidated financial position, results of operations or cash flows. The adoption of FIN 46R for SPEs did not have an impact to our consolidated financial position, results of operations or cash flows, and we do not believe the adoption of FIN 46R for non-SPEs will have a material impact to our consolidated financial position, results of operations or cash flows.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all the other information in this prospectus before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could suffer, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Our quarterly sales and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.

Our quarterly sales and operating results have fluctuated and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our sales and operating results include the following:

- variation in demand for our products, including variation due to seasonality;
- our ability to research, develop, introduce, market and gain market acceptance of new products and product enhancements in a timely manner;
- our ability to control costs;
- the size, timing, rescheduling or cancellation of orders from distributors;
- the introduction of new products by competitors;
- long sales cycles and fluctuations in sales cycles;
- the availability and reliability of components used to manufacture our products;
- changes in our pricing policies or those of our suppliers and competitors, as well as increased price competition in general;
- the mix of our domestic and international sales, and the risks and uncertainties associated with our international business;
- costs associated with any future acquisitions of technologies and businesses;
- limitations on our ability to use net operating loss carryforwards under the provisions of Internal Revenue Code Section 382 and similar provisions under applicable state laws;

- developments concerning the protection of our proprietary rights; and
- general global economic and political conditions, including international conflicts and acts of terrorism.

The amount of expenses we incur, in part, depends on our expectations regarding future sales. In particular, we expect to continue incurring substantial expenses relating to the marketing and promotion of our products. Since many of our costs are fixed in the short term, if we have a shortfall in sales, we may be unable to reduce expenses quickly enough to avoid losses. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Additionally, as a result of the change in our revenue recognition policy in the third quarter of 2003, our quarterly sales and operating results for each of the next three quarters ending September 30, 2004, may not be directly comparable to corresponding periods in the preceding year due to the difference in the timing of revenue recognition.

Regulatory proceedings relating to the restatement of our consolidated financial statements could divert management's attention and resources.

We restated our previously issued financial statements in September 2003 to reflect a change in the timing of revenue recognition. In late October 2003 and subsequently, we received informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement of our consolidated financial statements. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry. If the Securities and Exchange Commission elects to request additional information from the company or commence further proceedings, responding to such requests or proceedings could divert management's attention and resources. Additionally, any negative developments arising from such requests or proceedings could harm our business and cause the price of our common stock to decline.

The loss of or a substantial reduction in, or change in the size or timing of, orders from distributors could harm our business.

Our international sales are principally comprised of sales through independent distributors, although we sell products in certain European countries through direct sales representatives. A significant amount of our sales may consist of sales through distributors. Net sales to distributors accounted for approximately 13% of our total sales in 2003 and 17% of our total sales in 2002. No distributor accounted for more than 3% of our net sales in 2003 or 6% in 2002. The loss of a substantial number of our distributors or a substantial reduction in, cancellation of or change in the size or timing of orders from our current distributors could harm our business, financial condition and results of operations. The loss of a key distributor could affect our operating results due to the potential length of time that might be required to locate and qualify a new distributor or to retain direct sales representatives for the territory. In February of 2003, we terminated our distributor in Germany for failure to satisfy its obligations under its agreement with us, including failure to meet specified sales quotas. The agreement was originally signed in 2000 and renewed in 2002. The agreement required minimum sales of $10,000,000 over the two-year term following the renewal. The average quarterly sales generated by our distributor from the time of the renewal until we terminated the distributor were nearly 50% less than the quota provided under the distribution agreement. To replace the distributor, we entered into contracts with independent sales agents within Germany. There is no assurance that our distributors will perform as expected and we may experience lengthy delays and incur substantial costs if we are required to replace distributors in the future.

Variation in demand for our products due to seasonality can cause our operating results to fluctuate from quarter to quarter during the year.

We have experienced fluctuations in sales from quarter to quarter due to seasonality. In our experience, sales in the first quarter typically are lower than average and sales in the fourth quarter typically are stronger than average due to the buying patterns of dental professionals. For example, the fourth quarter of 2003 accounted for

33% of our net sales for the year, whereas the first quarter of 2003 accounted for 19% of net sales for the year. In addition, sales in the third quarter of the year may be affected by vacation patterns which can cause sales to be flat or lower than in the second quarter of the year. As a result, sequential quarter-to-quarter comparisons of our operating results may not be an indication of our performance for the year and may cause our results of operations and stock price to fluctuate.

Dentists and patients may be slow to adopt laser technologies, which could limit the market acceptance of our products.

Our dental laser systems represent relatively new technologies in the dental market. Currently, only a small percentage of dentists use lasers to perform dental procedures. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of dentists and patients the potential performance advantages of our laser systems over traditional methods of treatment and over competitive laser systems. Dentists have historically been and may continue to be slow to adopt new technologies on a widespread basis. This leads to long sales cycles and requires us to invest a significant amount of time and resources to educate customers about the benefits of our products and how they compare to competing products and technologies. Our sales personnel may be required to spend a substantial amount of time answering questions from potential customers and attending multiple in-person meetings over the course of several months before completing a sale. In addition, on occasion, our customers ask to return products after completing the purchase. Although we treat all sales as final, we may accept product returns from customers in certain circumstances. If requests for product returns become more pervasive, they could seriously harm our reputation and results of operations.

Factors that may inhibit adoption of laser technologies by dentists include cost, and concerns about the safety, efficacy and reliability of lasers. For example, the selling price of our Waterlase product is approximately $50,000, which is substantially above the cost of competing non-laser technologies. In order to make an investment in a Waterlase, a dentist generally would need to invest time to gain an understanding of the technology and how that technology will produce a return on investment. Similarly, although medical lasers are generally accepted in other specialties, a dentist generally would want to understand how the use of laser technology can improve the clinical outcomes and satisfaction of his or her own patients before making a substantial investment. Absent an immediate competitive motivation, a dentist may not feel compelled to invest the time required to learn about the potential benefits of using a laser. In addition, a dentistry practice, like any business, needs to make capital allocation decisions in which our product might compete with an unrelated alternative capital expenditure. Economic pressure, caused for example by an economic slowdown or by competitive factors in a specific market place, may make dentists reluctant to purchase substantial capital equipment or invest in new technologies. Patient acceptance will depend in part on the recommendations of dentists and specialists as well as other factors, including without limitation, the relative effectiveness, safety, reliability and comfort of our systems as compared with those of other instruments and methods for performing dental procedures. The failure of dental lasers to achieve broad market acceptance would have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will successfully achieve broad market acceptance for our products.

We may have difficulty managing our growth.

We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. If this growth occurs, it will continue to place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls both in the United States and internationally. In particular, our growth has and, if it continues, will increase the challenges involved in implementing appropriate operational and financial systems, expanding manufacturing capacity and scaling up production, expanding our sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. The main challenge associated with our growth has been, and we believe will continue to be, our ability to recruit skilled sales, manufacturing and management personnel. Our inability to scale our business appropriately or otherwise adapt to growth would cause our business, financial condition and results of operations to suffer.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur expenses to enforce our rights.

Our future success will depend, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. In part, we rely on patents to establish and maintain proprietary rights in our technology and products. While we hold a number of issued patents and have other patent applications pending on our products and technology, we cannot assure you that any additional patents will be issued, that the scope of any patent protection will exclude competition or that any of our patents will be held valid if subsequently challenged. Other companies also may independently develop similar products, duplicate our products or design products that circumvent our patents. Additionally, the laws of foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States.

We face substantial uncertainty regarding the impact that other parties' intellectual property positions will have on the markets for dental and other medical lasers. Competitors may claim that we have infringed their current or future intellectual property rights. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements. Additionally, if an intellectual property claim against us is successful, we might not be able to obtain a license on acceptable terms or license a substitute technology or redesign our products to avoid infringement. Any of the foregoing adverse events could seriously harm our business, financial condition and results of operations.

We are a party to a patent infringement lawsuit involving patents relating to our core technology, which if determined adversely to us, could have a significant negative effect on our earnings.

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company, which was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc. The claims in this lawsuit were originally part of two separate lawsuits initiated in U.S. District Court. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem to obtain a judicial declaration against Diodem that technology used in our laser systems does not infringe four patents owned by Diodem. Diodem claims to have acquired the patents from Premier Laser Systems, Inc., which filed for bankruptcy protection in March 2000. On May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. These lawsuits were consolidated into the currently pending lawsuit in August 2003. Diodem alleges that our technology, including the technology used in our Waterlase system, infringes four patents it acquired from Premier. Diodem seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. This lawsuit is in the discovery phase of litigation, and may proceed for an extended period of time. There can be no assurance that our technology will not be found to infringe any of Diodem's patents at issue in this proceeding or that we will not be liable for some or all of the damages alleged by Diodem or subject to some or all of the relief requested by Diodem.

In addition, this lawsuit could result in significant expenses and diversion of management's time and other resources. If Diodem successfully asserts an infringement claim against us in the lawsuit, our operations may be severely impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77% of our revenue in 2002. This proceeding could also result in significant limitations on our ability to manufacture, market and sell our products, including our Waterlase system, as well as delays and costs associated with redesigning our products and payments of license fees, monetary damages and other payments. Additionally, we may be enjoined from incorporating certain technology into our products, all of which could significantly impede our operations, increase operating expenses, reduce our revenue and cause us to incur losses.

We depend on a limited number of suppliers and if we cannot secure alternate suppliers, the amount of sales in any period could be adversely affected.

We purchase certain materials and components included in our Waterlase system and other products from a limited group of suppliers using purchase orders, and we have no written supply contracts with our key suppliers. Our business depends in part on our ability to obtain timely deliveries of materials and components in acceptable quality and quantities from our suppliers. The introduction of our LaserSmile system in 2001 was delayed due to an interruption in the supply of components for the system, however, we have not otherwise experienced material delays in the supply of components. Certain components of our products, particularly specialized components used in our lasers, are currently available only from a single source or limited sources. For example, the crystal, fiber and handpieces used in our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77 % of our revenue in 2002, are each supplied by a separate single supplier. We have not experienced material delays from these suppliers, and we have identified and tested alternative suppliers for each of these three components. However, an unexpected interruption in a single source supplier could create manufacturing delays, and disrupt sales and cash flow as we sought to replace the supplier, which we estimate could take up to three months. Such an interruption could cause our business, financial condition and results of operations to suffer.

We have significant international sales and are subject to risks associated with operating in international markets.

International sales comprise a significant portion of our net sales and we intend to continue to pursue and expand our international business activities. International sales accounted for approximately 20% of our revenue in 2003 and approximately 23% of our revenue in 2002. Political and economic conditions outside the United States could make it difficult for us to increase our international sales or to operate abroad. International operations, including our facility in Germany, are subject to many inherent risks, including:

- adverse changes in tariffs;
- political, social and economic instability and increased security concerns;
- fluctuations in currency exchange rates;
- longer collection periods and difficulties in collecting receivables from foreign entities;
- exposure to different legal standards;
- ineffectiveness of international distributors;
- reduced protection for our intellectual property in some countries;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions of the United States and each other country in which we operate;
- trade restrictions;
- the imposition of governmental controls;

- unexpected changes in regulatory or certification requirements;
- difficulties in staffing and managing international manufacturing and sales operations; and
- potentially adverse tax consequences and the complexities of foreign value added tax systems.

We believe that international sales will continue to represent a significant portion of our net sales, and we intend to further expand our international operations. Our direct sales in Europe are denominated principally in Euros, while our sales in other international markets are in dollars. As a result, an increase in the relative value of the dollar against the Euro would lead to less income from sales denominated in Euros, unless we increase prices, which may not be possible due to competitive conditions in Europe. We realized a gain of $232,000 on foreign currency transactions for the year ended December 31, 2003, due to a decrease in the value of the dollar relative to the value of the Euro. We could experience losses from European transactions if the relative value of the dollar were to increase in the future. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations, although we may consider doing so in the future. We also expect that sales of products manufactured at our facility in Germany will account for an increasing percentage of our revenue, which will further increase our exposure to the above-described risks associated with our international operations. Sales of products manufactured at our German facility accounted for 12% of our revenue in 2003 and approximately 9% of our revenue in 2002. Since expenses relating to our manufacturing operations in Germany are paid in Euros, an increase in the value of the Euro relative to the dollar would increase the expenses associated with our German manufacturing operations and reduce our earnings. In addition, we may experience difficulties associated with managing our operations remotely and complying with German regulatory and legal requirements for maintaining our manufacturing operations in that country. Any of these factors may adversely affect our future international sales and manufacturing operations and, consequently, negatively impact our business, financial condition and operating results. Despite these risks, we believe the market for our products outside the United States justifies our effort to expand our international operations.

If we are unable to meet customer demand or comply with quality regulations, our sales will suffer.

We manufacture our products at our California and German production facilities. In order to achieve our business objectives, we will need to significantly expand our manufacturing capabilities to produce the systems and accessories necessary to meet demand. We intend to finance the cost of expansion through operating income, funds available under our bank credit line and a portion of the proceeds from this offering. We may encounter difficulties in scaling-up production of our products, including problems involving production capacity and yields, quality control and assurance, component supply and shortages of qualified personnel. In addition, our manufacturing facilities are subject to periodic inspections by the U.S. Food and Drug Administration, state agencies and foreign regulatory agencies. Our success will depend in part upon our ability to manufacture our products in compliance with the U.S. Food and Drug Administration's Quality System regulations and other regulatory requirements. Our business will suffer if we do not succeed in manufacturing our products on a timely basis and with acceptable manufacturing costs while at the same time maintaining good quality control and complying with applicable regulatory requirements.

Any failure to significantly expand sales of our products will negatively impact our business.

We currently handle a majority of the marketing, distribution and sales of our laser systems. In order to achieve our business objectives, we will need to significantly expand our marketing and sales efforts on a nationwide and global basis. We will face significant challenges and risks in expanding, training, managing and retaining our sales and marketing teams, including managing geographically dispersed efforts. In addition, we use third party distributors to sell our products in a number of countries outside the United States, and are dependent on the sales and marketing efforts of these third party distributors. These distributors may not commit the necessary resources to effectively market and sell our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

Acquisitions could have unintended negative consequences, which could harm our business.

As part of our business strategy, we may acquire one or more businesses, products or technologies. In May 2003, we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., including the Diolase and Pulsemaster systems, and related inventory, patents and other intellectual property rights. We are currently in the process of integrating the assets relating to the American Dental Laser product line into our operations. We must effectively integrate the American Dental Laser product line into our operations in order to achieve profitability from it. The pro forma data in Note 4 to the consolidated financial statements included in this Form 10-K show a net loss for the year ended December 31, 2002 and a reduction in net income for the year ended December 31, 2003 when the seller's historical losses from operating this product line are combined with our operations. However, we believe we can integrate the acquired assets into our sales and manufacturing infrastructure with minimal increase to our operating expenses because we acquired principally patents, brand names, customer lists and other intangibles and we did not assume the seller's personnel, facilities or other overhead.

Acquisitions could require significant capital infusions and could involve many risks, including, but not limited to, the following:

- we may encounter difficulties in assimilating and integrating the operations, products and workforce of the acquired companies;
- acquisitions may negatively impact our results of operations because they may require large one-time charges or could result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, or the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets;
- acquisitions may be dilutive to our existing stockholders;
- acquisitions may disrupt our ongoing business and distract our management; and
- key personnel of the acquired company may decide not to work for us.

We cannot assure you that we will be able to identify or consummate any future acquisitions on acceptable terms, or at all. If we do pursue any acquisitions, it is possible that we may not realize the anticipated benefits from such acquisitions or that the market will not positively view such acquisitions.

We may be unable to comply with covenants contained in our credit agreement, which could result in the impairment of our working capital and alter our ability to operate our business.

In May 2003, we secured a new credit facility through Bank of the West. At December 31, 2003, the outstanding principal balance on this credit facility was $1.8 million. To maintain the right to borrow under this credit facility and avoid a default under our credit agreement with Bank of the West, we are required to satisfy certain financial tests and comply with certain operating covenants contained in that agreement. Our ability to satisfy required financial ratios and tests can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will continue to meet those ratios and tests in the future. A breach of any of these covenants, ratios or tests could result in a default under our credit agreement. If we default, our lender will no longer be obligated to extend credit to us and could elect to declare all amounts outstanding under the credit agreement, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, our lender could proceed against the collateral granted to it to secure that indebtedness, which includes our intellectual property. The results of such action would have a significant negative impact on our results of operations and financial condition. For example, due to the restatement of our financial statements, we were not in compliance with three covenants under the credit facility as of June 30, 2003. The bank waived our noncompliance with these covenants as of June 30, 2003, so that we were not in default under the credit facility. We were in compliance with the financial covenants as of December 31, 2003, the most recent evaluation date for determining compliance with the covenants. However, we cannot assure you that we will be in compliance with our financial covenants on future evaluation dates.

Material increases in interest rates may harm our sales.

We currently sell our products primarily to dentists in general practice. These dentists often purchase our products with funds they secure through various financing arrangements with third party financial institutions, including credit facilities and short term loans. If interest rates increase, these financing arrangements will be more expensive to our dental customers, which would effectively increase the price of our products to our customers and, thereby, may decrease overall demand for our products. Any reduction in the sales of our products would cause our business to suffer.

We may not be able to compete successfully against our current and future competitors.

We compete with a number of foreign and domestic companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in the dental and medical markets that we address, including companies such as Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, OpusDent Ltd., a subsidiary of Lumenis, Ka Vo, Deka Dental Corporation and Fotona d.d. Some of our competitors have greater financial, technical, marketing or other resources than us, which may allow them to respond more quickly to new or emerging technologies and to devote greater resources to the acquisition or development and introduction of enhanced products than we can. In addition, the rapid technological changes occurring in the healthcare industry are expected to lead to the entry of new competitors, especially as dental and medical lasers gain increasing market acceptance. Our ability to anticipate technological changes and to introduce enhanced products on a timely basis will be a significant factor in our ability to grow and remain competitive. New competitors or technological changes in laser products and methods could cause commoditization of such products, require price discounting or otherwise adversely affect our gross margins.

Rapid changes in technology could harm the demand for our products or result in significant additional costs.

The markets in which our laser systems compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, frequent new device introductions and evolving dental and surgical techniques. These changes could render our products uncompetitive or obsolete. The success of our existing and future products is dependent on the differentiation of our products from those of our competitors, the timely introduction of new products and the perceived benefit to the customer in terms of improved patient satisfaction and return on investment. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time consuming and uncertain. We cannot assure you that we will successfully identify new product opportunities, be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner or that products and technologies developed by others will not render our products obsolete.

The failure to attract and retain key personnel could adversely affect our business.

Our future success depends in part on the continued service of certain key personnel, including our Chief Executive Officer, our Executive Vice President responsible for sales, our Chief Operating Officer, our Vice President of Research and Development and our Chief Financial Officer. We do not have employment agreements with any of our key employees, other than employment agreements with our Chief Executive Officer, and our Executive Vice President responsible for sales, each of which can be terminated at will by the executive or by us.

Our success will also depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical personnel. Competition for certain employees, particularly development engineers, is intense despite the effects of the economic slowdown. We may be unable to continue to attract and retain sufficient numbers of such highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Product liability claims against us could be costly and could harm our reputation.

The sale of dental and medical devices involves the inherent risk of product liability claims against us. We currently maintain product liability insurance on a per occurrence basis with a limit of $11 million per occurrence and $12 million in the aggregate for all occurrences. The insurance is subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product and losses covered by other forms of insurance such as workers compensation. There is no assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. We do not know whether claims against us with respect to our products, if any, would be successfully defended or whether our insurance would be sufficient to cover liabilities resulting from such claims. Any claims successfully brought against us would cause our business to suffer.

Our ability to use net operating loss carryforwards may be limited.

Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have completed an analysis to determine the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and have determined that such limitations should not be significant. Based on our analysis, we believe that, as of December 31, 2003, approximately $32.4 million of net operating loss carryforwards was available to us for federal income tax purposes. Of this amount, approximately $27.3 million is available to offset 2004 federal taxable income or the taxable income generated in future years. Additional net operating loss carryforwards will become available at the rate of approximately $1.0 million per year for the years 2005 through 2009. However, any future ownership changes qualifying under Section 382 may similarly affect our ability to use our remaining net operating loss carryforwards. If we lose our ability to use net operating loss carryforwards, our income will be subject to tax earlier than it would be if we were able to use net operating loss carryforwards, resulting in lower profits.

We are exposed to risks associated with the recent worldwide economic slowdown and related uncertainties.

Concerns about decreased consumer and investor confidence, reduced corporate profits and capital spending, and recent international conflicts and terrorist and military activity have resulted in a downturn in the equity markets and a slowdown in economic conditions, both domestically and internationally, and have caused concern about the strength or longevity of an economic recovery. These unfavorable conditions could ultimately cause a slowdown in customer orders or cause customer order cancellations. In addition, recent political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad. Unstable political, social and economic conditions make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions continue or worsen, our business, financial condition and results of operations could suffer.

We may not be able to secure additional financing to meet our future capital needs.

We expect to expend significant capital to further develop our products, increase awareness of our laser systems and our brand names and to expand our operating and management infrastructure as we increase sales in the United States and abroad. We may use capital more rapidly than currently anticipated. Additionally, we may incur higher operating expenses and generate lower revenue than currently expected, and we may be required to depend on external financing to satisfy our operating and capital needs, including the repayment of our debt obligations. We may be unable to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock which would result in dilution to our existing stockholders. If we raise additional funds by issuing debt, we may be subject to debt covenants, such as the debt covenants under our secured credit facility, which could place limitations on our operations including our ability to declare and pay dividends. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company and may affect the price of our common stock.

Certain provisions of our certificate of incorporation and stockholder rights plan could make it difficult for any party to acquire us, even though an acquisition might be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

In December 1998, we adopted a stockholder rights plan pursuant to which one preferred stock purchase right is distributed to our stockholders for each share of our common stock held by them. In connection with the stockholder rights plan, the Board of Directors may issue up to 500,000 shares of Series B Junior Participating Cumulative Preferred Stock (which may be increased by up to 500,000 more shares out of undesignated preferred stock described in the paragraph below that is available under our certificate of incorporation). If any party acquires 15% or more of our outstanding common stock or commences a tender offer to acquire 15% or more of our outstanding stock, the holders of these rights will be able to purchase the underlying junior participating preferred stock as a way to discourage, delay or prevent a change in control of our company. Following the acquisition of 15% or more of our stock by any person, if we are acquired by or merged with any other entity, holders of these rights will be able to purchase shares of common stock of the acquiring or surviving entity as a further means to discourage, delay or prevent a change in control of our company.

In addition, under our certificate of incorporation, the Board of Directors has the power to authorize the issuance of up to 500,000 shares of preferred stock that is currently undesignated, and to designate the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. Accordingly, our Board of Directors may issue preferred stock with terms that could have preference over and adversely affect the rights of holders of our common stock.

The issuance of any preferred stock may:

- delay, defer or prevent a change in control of BioLase;
- discourage bids for the common stock at a premium over the market price of our common stock;
- adversely affect the voting and other rights of the holders of our common stock; and
- discourage acquisition proposals or tender offers for our shares.

Risks Relating to Our Industry

Changes in government regulation or the inability to obtain or maintain necessary government approvals could harm our business.

Our products are subject to extensive government regulation, both in the United States and in other countries. To clinically test, manufacture and market products for human use, we must comply with regulations and safety standards set by the U.S. Food and Drug Administration and comparable state and foreign agencies. Regulations adopted by the U.S. Food and Drug Administration are wide ranging and govern, among other things, product design, development, manufacture and testing, labeling, storage, advertising and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming and uncertain. Failure to comply with applicable regulatory requirements of the U.S. Food and Drug Administration can result in an enforcement action which may include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing and marketing products and services necessary for us to remain competitive. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses, reduce our revenue and profits, and result in operating losses.

If our customers cannot obtain third party reimbursement for their use of our products, they may be less inclined to purchase our products.

Our products are generally purchased by dental or medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third party payors, such as private insurance or government programs. In the United States, third party payors review and frequently challenge the prices charged for medical services. In many foreign countries, the prices for dental services are predetermined through government regulation. Payors may deny coverage and reimbursement if they determine that the procedure was not medically necessary, such as a cosmetic procedure, or that the device used in the procedure was investigational. We believe that most of the procedures being performed with our current products generally are reimbursable, with the exception of cosmetic applications such as tooth whitening. For the portion of dentists who rely heavily on third party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect of future healthcare reforms or changes in financing for health and dental plans. Any such changes could have an adverse effect on the ability of a dental or medical professional to generate a return on investment using our current or future products. Such changes could act as disincentives for capital investments by dental and medical professionals and could have a negative impact on our business, financial condition and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As discussed in Note 6 to the Consolidated Financial Statements, we acquired a production facility in Germany in February of 2002. The debt related to those assets was paid on October 10, 2003. In conjunction with a portion of the debt due in 2003, we entered into a forward contract to purchase approximately $700,000 of Euros at an exchange rate of 0.8575. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174,000.

Since February 3, 2003, we have not engaged in transactions to offset currency fluctuations. In October 2003, we paid off the debt on our German facility. The value of the German facility itself as stated in dollars on our balance sheet will vary as the exchange rate of the dollar and the Euro varies.

Our sales in Europe are denominated principally in Euros, and our sales in other international markets are denominated in dollars. As a result, an increase in the relative value of the dollar to the Euro would lead to less income from sales denominated in Euros, unless we increase prices, which may not be possible due to competitive conditions in Europe. Additionally, since expenses relating to our manufacturing operations in Germany are paid in Euros, an increase in the value of the Euro relative to the dollar would increase the expenses associated with our German manufacturing operations and reduce our earnings.

Our bank line of credit bears interest at a variable rate tied to LIBOR plus 2.25%, which makes the current effective interest rate 3.5% at December 31, 2003. A 10% increase in LIBOR would increase the effective interest rate from 3.5% to 3.6 %, which would not result in a material difference to our interest expense on our outstanding bank debt of $1.8 million.

Our primary objective in managing our cash balances has been preservation of principal and maintenance of liquidity to meet our operating needs. Most of our excess cash balances are invested in a money market account consisting of U.S. government securities in which there is minimal interest rate risk.

Item 8. Financial Statements and Supplementary Data

All financial statements and supplementary data required by this Item are listed in Part IV, Item 15 of this Form 10-K, are presented beginning on Page F-1 and are incorporated herein by this reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2003, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above and except as indicated below in paragraph (b) of this item, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

(b) Changes in internal control over financial reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation described in Item 9(a) above that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, we have been notified by our independent accountants that there exists a material weakness with respect to our internal controls surrounding our evaluation of the terms and conditions of our arrangements with our customers to determine the appropriate timing of revenue recognition. The registrant has modified and standardized its purchase order forms to conform to the revenue recognition criteria in SAB 101 and is implementing controls over future modifications to its purchase order forms.

PART III

The information required in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report is hereby incorporated by reference to portions of our definitive proxy statement for our 2004 Annual Meeting of Stockholders, which will be filed with the Commission within 120 days after the fiscal year ended December 31, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) The following documents are filed as part of this Annual Report on Form 10-K beginning on the pages referenced below:

(1) Financial Statements:

(2) Financial Statement Schedule:

All other schedules have been omitted as they are not applicable, not required or the information is included in the consolidated financial statements or the notes thereto.

(3) Exhibits:

The following exhibits are filed with this Annual Report on Form 10-K or are incorporated by reference herein in accordance with the designated footnote references.

Exhibit Number	Description
3.1	Restated Certificate of Incorporation, as Amended. (2)
3.2	Amended and Restated Bylaws. (3)
4.1	Certificate of Designations, Preferences and Rights of Series A 6% Redeemable Cumulative Convertible Preferred Stock of BIOLASE Technology, Inc. (4)
4.2	Rights Agreement dated as of December 31, 1998 between the Registrant and U.S. Stock Transfer Corporation. (5)
4.4	Rights Agreement dated as of December 31, 1999, between the Registrant and U.S. Stock Transfer Corporation. (5)
4.5	1990 Stock Option Plan. (1)
4.6	1992 Stock Option Plan. (1)
4.7	1993 Stock Option Plan. (2)
4.8	2002 Stock Option Plan. (10)

Exhibit Number	Description
10.1†	Employment Offer Letter dated January 8, 1999 from Jeffrey W. Jones, the Registrant's Chief Executive Officer, to Keith G. Bateman, the Registrant's Executive Vice President (8)
10.2	Employment Agreement dated January 1, 2002 between the Registrant and Jeffrey W. Jones (6)
10.3†	Asset Purchase Agreement, dated January 29, 2002 between Asclepion-Meditec AG and the Registrant's subsidiary, BIOLASE Europe GmbH (9)
10.4	Agreement for the Purchase of a Built-Up Property, dated January 29, 2002 between Asclepion-Meditec AG and the Registrant's subsidiary, BIOLASE Europe GmbH (6)
10.5†	Agreement, dated January 29, 2002 between Asclepion-Meditec AG and the Registrant's Subsidiary, BIOLASE Europe GmbH (8)
10.6†	Letter modification to the January 29, 2002 Asset Purchase Agreement between Asclepion-Meditec AG and Registrant's subsidiary BIOLASE Europe GmbH (7)
10.7†	Distribution Agreement, executed June 13, 2002 between Registrant and IBC GmbH (7)
10.8	Form of Stock Option Agreement under the 1993 Stock Option Plan. (2)
10.09	Form of Purchase Order Terms and Conditions relating to domestic sales (effective for sales on or before August 4, 2003). (12)
10.10	Form of Purchase Order Term and Conditions relating to domestic sales (effective for sales after August 4, 2003) (12)
10.11	Right of First Refusal Agreement dated November 15, 2001, between National Technology Leasing Corporation and BioLase Technology, Inc. (12)
10.12	BioLase and NTL Agreement dated August 5, 2003, between National Technology Leasing Corporation and BioLase Technology, Inc. (12)
10.13	Form of Purchase Order Terms and Conditions from National Technology Leasing Corporation (12)
10.14	Credit Agreement dated May 14, 2003, between Bank of the West and BioLase Technology, Inc.(12)
10.15	Employment Agreement dated December 12, 2003, between Registrant and Jeffrey W. Jones (13)
14.1	BioLase Technology, Inc. Code of Ethics (14)
21.1	Subsidiaries of the Registrant (11)
23.1	Consent of Independent Accountants (13)
24.1	Power of Attorney (included in Signature page)
31.1	Certification of Jeffrey W. Jones pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended. (13)
31.2	Certification of Edson J. Rood pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended. (13)
32.1	Certification of Jeffrey W. Jones Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (13)
32.2	Certification of Edson J. Rood Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (13)

† Confidential treatment was requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with Rule 24b-2, these confidential portions were omitted from this exhibit and filed. separately with the Securities and Exchange Commission.

(1) Filed with the Registrant's Registration Statement on Form S-1 filed October 9, 1992 and incorporated herein by reference.

(2) Filed with the Registrant's Annual Report on Form 10-K filed April 14, 1994 and incorporated herein by reference.
(3) Filed with the Registrant's Quarterly Report on Form 10-QSB filed September 15, 1995 and incorporated herein by reference.
(4) Filed with the Registrant's Quarterly Report on Form 10-QSB filed November 19, 1996 and incorporated herein by reference.
(5) Filed with the Registrant's Registration Statement on Form 8-A filed December 29, 1998 and incorporated herein by reference.
(6) Filed with the Registrant's Quarterly Report on Form 10-Q filed May 15, 2002 and incorporated herein by reference.
(7) Filed with the Registrant's Quarterly Report on Form 10-Q filed August 14, 2002 and incorporated herein by reference.
(8) Filed with the Registrant's Quarterly Report on Form 10-Q/A filed July 24, 2002 and incorporated herein by reference.
(9) Filed with the Registrant's Quarterly Report on Form 10-Q/A filed September 13, 2002 and incorporated herein by reference.
(10) Filed with the Registrant's Definitive Proxy Statement filed April 22, 2002 and incorporated herein by reference.
(11) Filed with Registrant's Report on Form 10-K filed March 24, 2003 and incorporated herein by reference.
(12) Filed with Amendment No. 2 to Registrant's Report on Form 10-K/A filed December 16, 2003 and incorporated herein by reference.
(13) Filed herewith.
(14) To be filed with Registrant's definitive proxy statement for the Registrant's 2004 Annual Meeting of Stockholders, which will be filed no later than 120 days after the end of the fiscal year ended December 31, 2003.

(b) Reports on Form 8-K.

On October 31, 2003 the registrant furnished a report on Form 8-K to report matters under Item 7 and Item 12 of the report in relation to a press release issued by the registrant on October 29, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2004

BIOLASE TECHNOLOGY, INC.,
A Delaware Corporation
(registrant)

By: /s/ JEFFREY W. JONES

Jeffrey W. Jones
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of BioLase Technology, Inc., do hereby constitute and appoint Jeffrey W. Jones and Edson J. Rood, and each of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY W. JONES **Jeffrey W. Jones**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 2, 2004
/s/ FEDERICO PIGNATELLI **Federico Pignatelli**	Director and Chairman of the Board	March 2, 2004
/s/ WILLIAM A. OWENS **William A. Owens**	Director	March 2, 2004
/s/ GEORGE V. D'ARBELOFF **George V. d'Arbeloff**	Director	March 2, 2004
/s/ EDSON J. ROOD **Edson J. Rood**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2004

BIOLASE TECHNOLOGY, INC.

Index to Consolidated Financial Statements and Schedule

All Schedules, except Schedule II, have been omitted as the required information is shown in the consolidated financial statements, or notes thereto, or the amounts involved are not significant or the schedules are not applicable.

Report of Independent Auditors

To the Board of Directors and Stockholders of
BioLase Technology, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BioLase Technology, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Orange County, California
February 23, 2004, except for Note 11,
as to which the date is February 26, 2004

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 11,111,000	$ 3,940,000
Accounts receivable, less allowance of $64,000 and $202,000	5,771,000	4,983,000
Inventories	3,752,000	2,792,000
Deferred charges on product shipped	55,000	1,415,000
Deferred tax asset	1,079,000	—
Prepaid expenses and other current assets	1,528,000	1,028,000
Total Current Assets	23,296,000	14,158,000
Property, plant and equipment, net	1,973,000	1,733,000
Intangible assets, net	2,587,000	67,000
Goodwill	2,926,000	—
Deferred tax asset	12,678,000	—
Other assets	1,041,000	45,000
Total Assets	$ 44,501,000	$ 16,003,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Line of credit	$ 1,792,000	$ 1,792,000
Accounts payable	3,590,000	2,082,000
Accrued liabilities	5,940,000	3,262,000
Customer deposits	223,000	329,000
Deferred revenue on product shipped	144,000	3,674,000
Deferred gain on sale of building, current portion	63,000	63,000
Debt	888,000	1,538,000
Total current liabilities	12,640,000	12,740,000
Deferred gain on sale of building	79,000	142,000
Total liabilities	12,719,000	12,882,000
Commitments and contingencies (Note 7)		
Stockholders' Equity		
Preferred stock, par value $0.001, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.001; 50,000,000 shares authorized, issued and outstanding—21,559,000 shares in 2003 and 20,131,000 shares in 2002	22,000	20,000
Additional paid-in capital	59,188,000	49,497,000
Accumulated other comprehensive loss	(147,000)	(57,000)
Accumulated deficit	(27,281,000)	(46,339,000)
Total Stockholders' Equity	31,782,000	3,121,000
Total Liabilities And Stockholders' Equity	$ 44,501,000	$ 16,003,000

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
Net sales	$49,081,000	$27,257,000	$16,546,000
Cost of sales	17,530,000	10,485,000	6,938,000
Gross profit	31,551,000	16,772,000	9,608,000
Other income	76,000	63,000	79,000
Operating expenses:			
Sales and marketing	16,773,000	10,729,000	7,314,000
General and administrative	4,908,000	3,010,000	2,011,000
Engineering and development	2,505,000	1,684,000	1,520,000
Total operating expenses	24,186,000	15,423,000	10,845,000
Income (loss) from operations	7,441,000	1,412,000	(1,158,000)
Gain on foreign currency transactions	232,000	51,000	—
Gain on forward exchange contract	22,000	152,000	—
Interest income	27,000	18,000	44,000
Interest expense	(55,000)	(135,000)	(167,000)
Income (loss) before income tax benefit	7,667,000	1,498,000	(1,281,000)
Income tax benefit	11,391,000	—	—
Net income (loss)	$19,058,000	$ 1,498,000	$ (1,281,000)
Net income (loss) per share:			
Basic	$ 0.91	$ 0.08	$ (0.07)
Diluted	$ 0.83	$ 0.07	$ (0.07)
Weighted average shares used in the calculation of net income (loss) per share:			
Basic	20,993,000	19,929,000	19,510,000
Diluted	22,978,000	21,303,000	19,510,000

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Equity	Comprehensive Income (Loss)
	Shares	Amount				
Balances, December 31, 2000	19,367,000	$47,551,000	$ —	$(46,556,000)	$ 995,000	
Issuance of stock and warrants for earned services	20,000	128,000	—	—	128,000	
Exercise of stock options	172,000	367,000	—	—	367,000	
Exercise of warrants	175,000	436,000	—	—	436,000	
Net loss	—	—	—	(1,281,000)	(1,281,000)	$ (1,281,000)
Balances, December 31, 2001	19,734,000	48,482,000	—	(47,837,000)	645,000	$ (1,281,000)
Exercise of stock options	182,000	472,000	—	—	472,000	
Exercise of warrants	215,000	563,000	—	—	563,000	
Net income	—	—	—	1,498,000	1,498,000	$ 1,498,000
Foreign currency translation adjustment	—	—	(57,000)	—	(57,000)	(57,000)
Balances, December 31, 2002	20,131,000	49,517,000	(57,000)	(46,339,000)	3,121,000	$ 1,441,000
Exercise of stock options	447,000	1,922,000	—	—	1,922,000	
Exercise of warrants	673,000	1,656,000	—	—	1,656,000	
Acquisition of ADL	308,000	3,806,000	—	—	3,806,000	
Income tax benefit for the exercise of stock options	—	2,309,000	—	—	2,309,000	
Net income	—	—	—	19,058,000	19,058,000	$19,058,000
Foreign currency translation adjustment	—	—	(90,000)	—	(90,000)	(90,000)
Balances, December 31, 2003	21,559,000	$59,210,000	$(147,000)	$(27,281,000)	$31,782,000	$18,968,000

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income (loss)	$ 19,058,000	$ 1,498,000	$(1,281,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Issuance of common stock and warrants for earned services	—	—	127,000
Depreciation and amortization	401,000	246,000	165,000
Gain on disposal of assets	(73,000)	(63,000)	(43,000)
Unrealized gain on forward exchange contract	(22,000)	(152,000)	—
Provision for bad debts	248,000	283,000	133,000
Provision for inventory excess and obsolescence	140,000	7,000	108,000
Income tax benefit	(11,448,000)	—	—
Changes in assets and liabilities, net of the effect of acquisition:			
Accounts receivable	(1,036,000)	(3,084,000)	(1,441,000)
Inventory	(857,000)	(912,000)	(773,000)
Deferred charges on product shipped	1,360,000	(810,000)	(497,000)
Prepaid expenses and other assets	(1,452,000)	(495,000)	(242,000)
Accounts payable and accrued liabilities	3,645,000	1,872,000	1,237,000
Deferred revenue on product shipped	(3,530,000)	2,048,000	1,341,000
Customer deposits	(106,000)	39,000	90,000
Net cash provided by (used in) operating activities	6,328,000	477,000	(1,076,000)
Cash Flows From Investing Activities:			
Additions to property, plant and equipment	(455,000)	(478,000)	(154,000)
Additions to patents and licenses	—	—	(10,000)
Business acquisition	(1,825,000)	—	—
Proceeds from the sale of property, plant and equipment	—	—	2,261,000
Net cash (used in) provided by investing activities	(2,280,000)	(478,000)	2,097,000
Cash Flows From Financing Activities:			
Borrowings under a line of credit	1,792,000	—	—
Payments under a line of credit	(1,792,000)	—	—
Payments on mortgage note payable	—	—	(1,195,000)
Borrowings on insurance notes	1,087,000	275,000	59,000
Payments on insurance notes	(396,000)	(117,000)	(20,000)
Payments on debt	(1,148,000)	—	—
Proceeds from exercise of stock options and warrants	3,577,000	1,035,000	803,000
Net cash provided by (used in) financing activities	3,120,000	1,193,000	(353,000)
Effect of exchange rate changes on cash	3,000	78,000	—
Net increase in cash and cash equivalents	7,171,000	1,270,000	668,000
Cash and cash equivalents, beginning of period	3,940,000	2,670,000	2,002,000
Cash and cash equivalents, end of period	$ 11,111,000	$ 3,940,000	$ 2,670,000
Supplemental cash flow disclosure:			
Cash paid during the period for:			
Interest	$ 51,000	$ 51,000	$ 130,000
Income taxes	$ 18,000	$ 2,000	$ 2,000
Non-cash financing activities:			
Debt incurred in connection with acquisition of production facility	$ —	$ 1,000,000	$ —
Business acquisition:			
Net assets acquired	$ 5,846,000	$ —	$ —
Acquisition fees	(215,000)	—	—
Common stock issued	(3,806,000)	—	—
Cash paid	$ 1,825,000	$ —	$ —

See accompanying notes to consolidated financial statements.

NOTE 1—BASIS OF PRESENTATION

The Company

BioLase Technology Inc., incorporated in Delaware in 1987, is a medical technology company operating in one business segment that designs, manufactures and markets advanced dental, cosmetic and surgical laser and related products.

Basis of Presentation

The consolidated financial statements include the accounts of BioLase Technology, Inc. and its two wholly-owned subsidiaries: Societe Endo Technic, which is inactive and which we intend to dissolve, and BIOLASE Europe GmbH ("BIOLASE Europe"), a foreign subsidiary incorporated in Germany in December of 2001. We have eliminated all material intercompany transactions and balances in the accompanying financial statements. As of December 31, 2003 and 2002, $1.5 million and ($581,000) of net assets and net liabilities, respectively, were located outside of the United States, in BIOLASE Europe.

Use of Estimates

In order to prepare financial statements in accordance with generally accepted accounting principles in the United States of America, we use estimates and assumptions that may affect reported amounts and disclosures. Significant estimates in these financial statements include valuation allowances on accounts receivable and inventories, accrued warranty expenses, pro-forma effects of stock-based compensation and the provision for deferred taxes and related valuation allowances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

Reclassifications

Certain amounts in the prior period consolidated financial statements have been reclassified to be consistent with the current year presentation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less as cash equivalents. We invest excess cash primarily in a money market account consisting of U.S. Treasury securities. Cash equivalents are carried at cost, which approximates market.

Accounts Receivable

We regularly evaluate the collectibility of accounts receivable based upon our knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding provision included in general and administrative expenses.

Inventory

We value inventories at the lower of cost or market (determined by the first-in, first-out method). We periodically evaluate the carrying value of inventories and maintain an allowance for obsolescence to adjust the carrying value to the lower of cost or market, based on physical and technical functionality as well as other factors affecting the recoverability of the asset through future sales. The allowance for obsolescence is adjusted based on such evaluation, with a corresponding provision included in cost of sales.

Property, Plant and Equipment

We state property, plant and equipment at acquisition cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Upon sale or disposition of assets, any gain or loss is included in the consolidated statements of operations.

The cost of property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets, except for leasehold improvements, which are amortized over the lesser of the estimated useful lives of the respective assets or the related lease terms.

Building	30 years
Leasehold improvements	3 to 5 years
Equipment and computers	5 years
Furniture and fixtures	5 years

We continually monitor events and changes in circumstances, which could indicate that the carrying balances of property, plant and equipment may exceed the undiscounted expected future cash flows from those assets. If such a condition were to exist, we will recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Patents, Trademarks and Licenses

Costs incurred to establish and defend patents, trademarks and licenses and to acquire products and process technologies are capitalized. Costs incurred for internally developed technologies that we ultimately patent are expensed as incurred. All amounts assigned to these patents, trademarks and licenses are amortized on a straight-line basis over an estimated eight-year useful life.

The continuing carrying value of patents is assessed based upon our operating experience, expected cash flows from related products and other factors we deem appropriate.

Fair Value of Financial Instruments

Our financial instruments consist of cash, accounts receivable, accounts payable and other accrued expenses that approximate fair value because of the short maturity of these items. The fair value of the foreign currency forward contracts is estimated by obtaining quotes from banks.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) encompasses the change in equity from transactions and other events and circumstances from non-owner sources and is included as a component of stockholders' equity but is excluded from net income (loss). Accumulated other comprehensive loss consists of the effect of foreign currency translation adjustments.

Foreign Currency Translation

For operations outside the United States ("U.S.") that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in a currency other than the entity's functional currency, are included in the consolidated statement of operations.

Derivative Financial Instruments

Our derivative financial instruments, consisting of forward contracts in European Euros, are recorded at their fair value on the balance sheet, included in other assets. Our foreign exchange forward contracts are not designated as hedges pursuant to Statement of Financial Accounting Standards ("SFAS") 133. Changes in the fair value of derivatives that do not qualify for hedge treatment must be recognized currently in earnings.

At December 31, 2002, we had outstanding derivative financial instruments comprised of foreign exchange forward contracts with notional amounts of $697,000 and a fair value of $849,000 with the fair value gain of $152,000 recognized into net income for the year ended December 31, 2002. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174,000. At December 31, 2003, there were no outstanding foreign exchange forward contracts.

Revenue Recognition

We sell products domestically to customers through our direct sales force, and internationally through a direct sales force and through distributors. Through August 2003 we recognized revenue for products sold domestically when we received a purchase order, the price was fixed or determinable, and payment was received due to a clause in our purchase order that states title transfers upon payment in full. We recognized revenue for products sold internationally through our direct sales force when we received a purchase order, the price was fixed or determinable, collectibility of the resulting receivable was probable and installation was completed, which was when the customer became obligated to pay. We recognize revenue for products sold through our distributors internationally when we have received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is probable and the product has been delivered. Extended warranty contracts, which are sold to our non-distributor customers, are recorded as revenue on a straight-line basis over the period of the contracts, which is one year. Included in accrued liabilities as of December 31, 2003 and 2002 is $342,000 and $145,000 of deferred revenue for our extended warranty contracts, respectively.

Deferred charges on product shipped represent the cost of inventory shipped to customers for which revenue and the related cost of sales have not been recognized since payment has not been received or the installation has not been completed. Deferred revenue on product shipped represents products shipped to customers for which revenue has not yet been recognized.

In August 2003, we modified the sales arrangements with our customers so that title transfers to the customer upon shipment for domestic sales, and there is an enforceable obligation to pay upon shipment for international direct sales. Beginning in August 2003, we have been recording revenue for domestic sales and international direct sales upon shipment, and we have continued to record revenue for sales to distributors upon delivery. As a result, during 2003 we recorded $19.9 million in revenue under the revenue recognition policy in effect before the modification to our sales arrangements and $22.1 million in revenue under our revenue recognition policy in effect after the modification to our sales arrangements. Net revenues unaffected by the changes in our revenue recognition policy were $7.2 million for the year ended December 31, 2003.

We adopted EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, on July 1, 2003, which requires us to evaluate whether the separate deliverables in our arrangements can be unbundled. We determined that the sales or our Waterlase includes separate deliverables consisting of the product, disposables used with the Waterlase, installation and training. We apply the residual value method, which requires us to allocate the total arrangement consideration less the fair value of the undelivered elements to the delivered element. Included in accrued liabilities as of December 31, 2003 is $110,000 of deferred revenue attributable to the undelivered elements.

We accept returns of products in certain circumstances and record a provision for sales returns based on historical experience concurrent with the recognition of revenue. The sales returns allowance is recorded as a reduction of accounts receivable, revenue and costs of goods sold. As of December 31, 2003, $327,000 was recorded as a reduction of accounts receivable.

Provision for Warranty Expense

Products sold directly to end-users are under warranty against defects in material and workmanship for a period of one year. Products sold internationally to distributors are covered by a warranty on parts for up to fourteen months with additional coverage on certain components for up to two years. We estimate warranty costs at the time of product shipment based on historical experience. Estimated warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of sales.

Changes in the product warranty accrual for the year ended December 31, 2003 was as follows:

Warranty accrual, December 31, 2001	$ 561,000
Provision for estimated warranty cost during the period	(1,149,000)
Warranty expenditures	1,213,000
Warranty accrual, December 31, 2002	625,000
Provision for estimated warranty cost during the period	(1,078,000)
Warranty expenditures	1,180,000
Warranty accrual, December 31, 2003	$ 727,000

Shipping and Handling Costs and Revenues

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of sales. Charges for shipping and handling are included as a component of revenue.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs incurred for the years ended December 31, 2003, 2002 and 2001, were approximately $1,082,000, $939,000 and $609,000, respectively.

Engineering and Development

Engineering and development costs related to both present and future products are expensed as incurred.

Income Taxes

Differences between accounting for financial statement purposes and accounting for tax return purposes are stated as deferred tax assets or deferred tax liabilities in the accompanying consolidated financial statements. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities. We establish a valuation allowances when it is more likely than not that the deferred tax assets are not realizable.

Stock-Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 requires more prominent and more frequent disclosures about the effects of stock-based compensation by presenting pro forma net income (loss), pro forma net income (loss) per share and other disclosures concerning our stock-based compensation plan. We will continue to account for our stock based compensation according to the provisions of APB Opinion No. 25.

If we had recognized the fair value recognition provisions of SFAS No. 123 to stock based employee compensation, our pro-forma net income (loss) and pro-forma income (loss) per share would have been as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income (loss) as reported	$19,058,000	$ 1,498,000	$(1,281,000)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(1,638,000)	(1,258,000)	(935,000)
Pro forma net income (loss)	$17,420,000	$ 240,000	$(2,216,000)
Net income (loss) per share:			
Basic—as reported	$0.91	$0.08	$(0.07)
Basic—pro forma	$0.83	$0.01	$(0.11)
Diluted—as reported	$0.83	$0.07	$(0.07)
Diluted—pro forma	$0.76	$0.01	$(0.11)

The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected term (years)	3.50	3.50	3.50
Volatility	80%	84%	64%
Annual dividend per share	$ 0.00	$0.00	$0.00
Risk free interest rate	2.25%	3.05%	4.68%
Weighted-average fair value of options granted	$11.57	$2.97	$2.19

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Income (Loss) Per Share—Basic and Diluted

Basic earnings per common share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Shares attributable to the exercise of outstanding options that are anti-dilutive are excluded form the calculation of diluted EPS. No adjustments were made to reported net income in the computation of EPS.

	2003	2002
Weighted average shares outstanding—basic	20,993,000	19,929,000
Dilutive effect of stock options and warrants	1,985,000	1,374,000
Weighted average shares outstanding—diluted	22,978,000	21,303,000
Outstanding options excluded as impact would be anti-dilutive	545,000	365,000

New Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. We adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to our consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2003 the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Accordingly, there is no impact to our results of operations, financial position or cash flows as a result of the issuance of SAB No. 104.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R requires the application of either FIN 46 or FIN 46R by Public Entities to all Special Purpose Entities (SPE) created prior to February 1, 2003 as of December 31, 2003 for calendar year-end companies. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 at the end of the first interim or annual period ending after March 15, 2004. For all entities created subsequent to January 31, 2003, Public Entities were required to apply the provisions of FIN 46. The adoption of FIN 46 did not have a material impact to our consolidated financial position, results of operations or cash flows. The adoption of FIN 46R for SPEs did not have an impact to our consolidated financial position, results of operations or cash flows, and we do not believe the adoption of FIN 46R for non-SPEs will have a material impact to our consolidated financial position, results of operations or cash flows.

NOTE 3—SUPPLEMENTARY BALANCE SHEET INFORMATION

	2003	2002
INVENTORIES:		
Materials	$1,669,000	$1,124,000
Work-in-process	894,000	695,000
Finished goods	1,189,000	973,000
Inventories	$3,752,000	$2,792,000
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land	$ 296,000	$ 288,000
Building	812,000	792,000
Leasehold improvements	137,000	89,000
Equipment and computers	1,050,000	763,000
Furniture and fixtures	281,000	184,000
Subtotal	2,576,000	2,116,000
Accumulated depreciation	(603,000)	(383,000)
Property, plant and equipment, net	$1,973,000	$1,733,000
ACCRUED LIABILITIES:		
Payroll and benefits	$1,894,000	$1,320,000
Warranty expense	727,000	625,000
Sales taxes	897,000	853,000
Other deferred revenue	537,000	180,000
Other	1,885,000	284,000
Accrued liabilities	$5,940,000	$3,262,000

INTANGIBLE ASSETS AND GOODWILL

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which became effective January 1, 2002, goodwill and other intangible assets with indeterminate lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives continue to be subject to amortization, and any impairment is determined in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We recorded amortization expense for the years ended December 31, 2003, 2002 and 2001 of $154,000, $24,000 and $23,000. Estimated intangible asset amortization expense (based on existing intangible assets) for the years ending December 31, 2004, 2005, 2006, 2007 and 2008 is $234,000, $225,000, $219,000, $198,000 and $189,000, respectively. Other intangible assets consist of an acquired customer list and non-compete agreement.

The following table presents details of our intangible assets, related accumulated amortization and goodwill:

	As of December 2002			As of December 31, 2003		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Patents (10 years)	$ 112,000	$ (65,000)	$ 47,000	$1,284,000	$(150,000)	$1,134,000
Trademarks (6 years)	69,000	(49,000)	20,000	69,000	(60,000)	9,000
Trade names (Indefinite life)	—	—	—	979,000	—	979,000
Other (4 to 6 years)	—	—	—	523,000	(58,000)	465,000
Total	$ 181,000	$(114,000)	$ 67,000	$2,855,000	$(268,000)	$2,587,000
Goodwill (Indefinite life)	$2,926,000	—	$2,926,000	$2,926,000	—	$2,926,000

NOTE 4—ACQUISITION

On May 21, 2003 we acquired the American Dental Laser ("ADL") product line from American Medical Technologies, Inc. ("AMT") for approximately $5.8 million, in order to leverage our marketing, strengthen our portfolio of intellectual property and expand our product lines. The assets acquired included inventory, dental laser patents, customer lists, brand names and other intellectual property as well as laser products. No liabilities of AMT were assumed in the transaction. The consideration paid by us consisted of approximately $1.8 million cash, $215,000 in transaction costs directly attributable to the acquisition and 308,000 shares of common stock with a fair value of approximately $3.8 million. For purposes of computing the purchase price, the value of the common stock of $12.38 per share was determined by taking the average closing price of our common stock as quoted on NASDAQ between May 19, 2003 and May 23, 2003. The total purchase price has been allocated to the acquired tangible and intangible assets of ADL based on the fair values with the balance allocated to goodwill. The acquisition was accounted for as a purchase under SFAS No. 141, "Business Combinations." The amount allocated to the intangible assets was determined using estimates of discounted cash flow for the patents, trademarks, trade name and non-competition agreement; and the cost approach was used to estimate the value of the customer list. The total intangible assets acquired include approximately $2.9 million for goodwill (which is deductible for tax purposes), $979,000 for trade names and trademarks, $1.2 million for patents, $432,000 for a customer list and $91,000 for a non-compete agreement. The patents are being amortized over ten years, the customer list over six years, and the non-compete agreement over four years. The trademarks and trade names were determined to have indefinite lives.

The total consideration consisted of the following:

Cash	$1,825,000
Stock consideration (308,000 shares at $12.38 per share)	3,806,000
Acquisition costs	215,000
Total	$5,846,000

The components of the purchase price and allocation are as follows:

Tangible assets acquired	$ 246,000
Identifiable intangible assets acquired	2,674,000
Goodwill	2,926,000
Total	$5,846,000

The following unaudited data summarizes the results of operations for the periods indicated as if the ADL acquisition had been completed as of the beginning of the periods presented. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of identifiable intangible assets:

	Years ended December 31,	
	2003	2002
	(Unaudited)	
Pro forma:		
Net sales	$49,682,000	$31,762,000
Net income (loss)	18,787,000	(2,465,000)
Net income (loss) per share:		
Basic	$0.89	$(0.12)
Diluted	$0.82	$(0.12)

NOTE 5—BANK LINE OF CREDIT

At December 31, 2002, we had $1,792,000 outstanding under a revolving credit agreement with a bank. The revolving credit agreement provided for borrowings of up to $1.8 million for financing inventories and was collateralized by substantially all accounts receivable and inventories. The interest rate was based upon LIBOR plus 0.5%. At December 31, 2002, the interest rate on the outstanding balance was 1.92%. The effective interest rate for the year ended December 31, 2002, including the amortization of the fair value of common stock and warrants in connection with issuing our line of credit was 7.5%. This revolving credit agreement expired in July 2003.

In May 2003 we entered into a $5.0 million credit facility with another bank. The new facility is for a term of one year, bears interest at LIBOR plus 2.25% and is secured by all of our assets. Approximately $1.8 million was drawn immediately to pay off our previous bank line of credit. Under the terms of our credit line, we are subject to certain covenants, which include, among other things, covenants to maintain a specified minimum tangible net worth and a specified ratio of current assets to current liabilities, and a covenant to maintain profitability. If we fail to satisfy these covenants and we fail to cure any breach of these covenants within a specified number of days after receipt of notice, the bank could accelerate the entire amount borrowed by us and cancel the line of credit. Our credit line currently has an outstanding balance of approximately $1.8 million as of December 31, 2003. We are in compliance with all covenants as of December 31, 2003.

NOTE 6—DEBT

In February 2002, our wholly-owned subsidiary, BIOLASE Europe, purchased a production facility in Germany for cash consideration of approximately Euros 1.2 million ($1.0 million), which we agreed to pay in installments through 2003, subject to reduction if we were unable to conclude a patent license arrangement with the seller and another company. In September 2003, the consideration payable for the German facility was reduced to Euros 989,000 ($848,000) per the purchase agreement as we were unable to conclude a patent license arrangement with the seller. Based on further discussions with the seller, in September 2003, the maximum consideration due under the agreement was further reduced to Euros 986,000 ($845,000). In October 2003, we paid the seller Euros 986,000 plus applicable taxes, as full and final payment to the seller under the purchase agreement.

We typically finance some or all of our annual insurance premiums through unsecured notes with a third party when the insurance carrier does not provide for monthly installment payments of our premiums. In November 2003 we financed $489,000 of insurance premiums payable in ten equal monthly installments of approximately $45,000 each, including a finance charge of 3.3%. In December 2003 we financed an additional $598,000 of insurance premiums payable in ten equal monthly installments of approximately $54,000 each, including a finance charge of 2.9%. At December 31, 2003 the balance of unpaid premiums that were financed was $888,000.

NOTE 7—COMMITMENTS AND CONTINGENCIES

Leases

In March 2001, we entered into a $2.2 million sale-leaseback transaction whereby we sold and leased back our manufacturing facility located in San Clemente, California. The result of the sale was a $316,000 gain, which was deferred and is being amortized over the five-year lease term. The related lease is being accounted for as an operating lease. In connection with the sale and leaseback of our manufacturing facility, the mortgage note was retired in March 2001.

We also lease certain office equipment under operating lease arrangements. Future minimum rental commitments under operating leases for each of the years ending December 31 are as follows:

2004	$264,000
2005	251,000
2006	63,000
2007	1,000
Total future minimum lease obligations	$579,000

Rent expense was $317,000, $250,000 and $198,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation

We are currently involved in a patent lawsuit with Diodem, LLC, a California limited liability company. The claims in this lawsuit were originally part of two separate lawsuits in U.S. District Court. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem. In this lawsuit we are seeking a judicial declaration against Diodem that technology we use in laser systems does not infringe four patents owned by Diodem. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. In 2000, we initiated patent infringement lawsuit against Premier Laser seeking damages and to prevent Premier from selling competing dental lasers on the grounds that they infringed on certain of our patents. The lawsuit was stayed by the bankruptcy court after Premier filed for bankruptcy.

In response to our lawsuit against Diodem, on May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. The other parties to this lawsuit are American Medical Technologies, Inc. ("AMT"), Lumemis and its subsidiary OpusDent, Ltd., and Hoya Photonics and its subsidiary Hoya ConBio. OpusDent and Hoya ConBio manufacture and sell dental lasers pursuant to patents originally licensed to them by AMT. We acquired the licensed patents and related license agreements in our acquisition of the American Dental Laser product line from AMT. In July 2003, American Medical Technologies was dismissed from the lawsuit without prejudice; however, we and other defendants remain in the suit.

Diodem's lawsuit relates both to our Waterlase and to the patents and licenses we acquired from AMT. Diodem alleges that technology used in our Waterlase infringes the four patents it acquired from Premier Laser. Diodem also alleges that the products sold by OpusDent and Hoya ConBio pursuant to the licenses we acquired from AMT infringe on the patents Diodem acquired from Premier Laser. Diodem's infringement suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. If Diodem successfully asserts an infringement claim against us, our operations may be significantly impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounted for approximately 78% of our revenue in 2003 and approximately 77% of our revenue in 2002. Diodem's claims related to the licenses to Hoya ConBio and OpusDent, which we acquired from American Medical Technologies, could reduce or eliminate royalties we might receive under those licenses, which totaled approximately $221,000 since the acquisition of the American Dental Laser product line in May 2003. Both of these lawsuits are in their preliminary stages, and may proceed for an extended period of time. Although the outcome of these actions cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem's infringement action and pursue our declaratory relief action against Diodem. No amounts have been recorded in the consolidated financial statements relating to the outcome of this matter.

From time to time, we are involved in other legal proceedings incidental to our business. We believe that our pending actions, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows.

401(k) Plan

We have a Section 401(k) defined contribution retirement plan covering substantially all of our full-time employees. We are not obligated to match employee contributions or make other annual contributions to this plan. We made no contributions to the 401(k) plan other than administrative expenses paid on behalf of this plan, which were nominal for the years ended December 31, 2003, 2002 and 2001.

Securities and Exchange Commission Inquiry

Following the restatement of our financial statements in September 2003, we received, in late October 2003 and subsequently informal requests from the Securities and Exchange Commission to voluntarily provide information relating to the restatement. We have provided information to the Securities and Exchange Commission and intend to continue to cooperate in responding to the inquiry. In accordance with its normal practice, the Securities and Exchange Commission has not advised us when its inquiry may be concluded, and we are unable to predict the outcome of this inquiry.

NOTE 8—STOCKHOLDERS' EQUITY

Preferred Stock

The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000,000 shares of our preferred stock. Of the 1,000,000 shares of preferred stock, 500,000 shares are designated as Series B Junior Participating Cumulative Preferred Stock. None of the preferred stock is outstanding.

On December 18, 1998, our Board of Directors adopted a stockholder rights plan under which one preferred stock purchase right was distributed on January 11, 1999 with respect to each share of our common stock outstanding at the close of business on December 31, 1998. The rights provide, among other things, that in the event any person becomes the beneficial owner of 15% or more of our common stock while the rights are outstanding, each right will be exercisable to purchase shares of common stock having a market value equal to two times the then current exercise price of a right (initially $30.00). The rights also provide that, if on or after the occurrence of such event, we are merged into any other corporation or 50% or more of our assets or earning power are sold, each right will be exercisable to purchase common stock of the acquiring corporation having a market value equal to two times the then current exercise price of such stock. The rights will expire on December 31, 2008, unless previously triggered, and are subject to redemption at $0.001 per right at any time prior to the first date upon which they become exercisable to purchase common shares.

Common Stock Options

We have stock option plans that enable us to offer equity participation to employees, officers and directors as well as certain non-employees. At December 31, 2003, a total of 5,025,000 shares have been authorized for issuance, of which 1,304,912 shares have been issued for options which have been exercised, 3,316,631 shares have been reserved for options that are outstanding and 403,457 shares are available for the granting of additional options.

Stock options may be granted as incentive or nonqualified options; however, no incentive stock options have been granted to date. The exercise price of options generally equals or is greater than the market price of the stock as of the date of grant. Options may vest over various periods but typically vest over three years. Options expire after ten years or within a specified time from termination of employment, if earlier.

The following table summarizes option activity:

	Shares	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 2000	2,135,000	$2.19
Granted at fair market value	971,000	$4.37
Granted above fair market value	25,000	$2.50
Exercised	(172,000)	$2.13
Forfeited	(206,000)	$2.59
Options outstanding, December 31, 2001	2,753,000	$3.08
Granted at fair market value	338,000	$5.05
Exercised	(182,000)	$2.59
Forfeited	(22,000)	$4.15
Options outstanding, December 31, 2002	2,887,000	$3.34
Granted at fair market value	852,000	$5.86
Exercised	(373,000)	$2.41
Forfeited	(50,000)	$4.46
Options outstanding, December 31, 2003	3,316,000	$5.45
Options exercisable, December 31, 2001	1,885,000	$2.44
Options exercisable, December 31, 2002	2,185,000	$2.87
Options exercisable, December 31, 2003	2,466,000	$3.64

The following table summarizes additional information for those options that are outstanding and exercisable as of December 31, 2003:

	Options Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$0.75 - $4.75	1,847,000	$ 2.73	5.43	1,761,000	$ 2.62
$4.76 - $8.75	674,000	$ 5.34	7.07	599,000	$ 5.26
$8.76 - $12.75	429,000	$11.39	8.91	106,000	$11.30
$12.76 - $15.72	316,000	$13.96	9.92	—	$ —
	3,316,000	$ 5.45	6.95	2,466,000	$ 3.64

In addition to the options granted under our stock option plans, we have issued options to certain other individuals through various agreements. Options with a weighted average exercise price of $12.00 expired in 2002, leaving 87,500 options with a weighted average exercise price of $9.71 outstanding and exercisable at December 31, 2002. During 2003, 75,000 of those options were exercised at an exercise price of $10.50 per share and 12,500 options with an exercise price of $5.00 expired.

During 2001, options to purchase 35,000 shares of common stock were granted to non-employees for services valued at $17,000. The fair value of these options based on the Black-Scholes model was charged to operating expense in 2001.

Stock Purchase Warrants

In March 2000 we issued 1,250,000 shares of common stock and 625,000 stock purchase warrants in a private placement. An additional 63,000 warrants were issued in connection with the placement. Each warrant entitled the holder to purchase one share of common stock at an exercise price of $2.50 per share and was originally scheduled to expire on March 31, 2002 but was subsequently extended to June 30, 2003.

We also issued 20,000 shares of common stock in 2001, valued at $95,000 and 37,000 shares of common stock together with 100,000 warrants in 2000, valued at $115,000 in connection with the extension of our previous bank line of credit. The value of the stock and warrants issued for services was charged to expense as compensation for services. The value of the shares issued in December 2001 was charged to interest expense during 2002.

In 2002 we extended the expiration date for 522,000 of the warrants issued in connection with the March 2000 private placement from March 2002 to June of 2003. In 2002 we also extended the expiration date of 50,000 warrants previously issued in connection with our bank line of credit from December 2002 to June 2003.

The following table summarizes warrant activity:

	Shares	Weighted Average Exercise Price Per Share
Warrants outstanding, December 31, 2000	1,441,350	$3.32
Issuance of warrants	50,000	$3.00
Exercise of warrants	(175,000)	$2.50
Expired warrants	(428,850)	$3.00
Warrants outstanding, December 31, 2001	887,500	$2.50
Exercise of warrants	(215,000)	$2.62
Warrants outstanding, December 31, 2002	672,500	$2.46
Exercise of warrants	(672,500)	$2.46
Warrants outstanding, December 31, 2003	—	$ —

NOTE 9—INCOME TAXES

The following table presents the current and deferred provision for income taxes for the years ended December 31:

	2003	2002	2001
Current:			
Federal	$ 39,000	$ —	$ —
State	2,000	2,000	2,000
Foreign	16,000	—	—
	57,000	2,000	2,000
Deferred:			
Federal	(10,979,000)	—	—
State	(469,000)	—	—
Foreign	—	—	—
	(11,448,000)	—	—
	$(11,391,000)	$2,000	$2,000

The deferred tax provision is lower than the change in deferreds for the year ended December 31, 2003 by $2,309,000 for the stock option deduction benefits recorded as a credit to additional paid in capital. The tax provision for 2002 and 2001 are included in general and administrative expense in the accompanying consolidated statements of operations.

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the years ended December 31:

	2003	2002	2001
Statutory regular federal income tax rate	34.0%	34.0%	(34.0)%
Stock options	0.0%	(24.7)%	(13.1)%
Change in valuation allowance	(176.8)%	(21.5)%	51.1%
State tax provision	(4.0)%	0.1%	0.0%
Foreign losses with no tax benefit	0.0%	11.7%	0.0%
Other	(1.8)%	0.4%	(4.0)%
Total	(148.6)%	0.0%	0.0%

The components of the deferred income tax assets and liabilities are as follows at December 31:

	2003	2002
Property and equipment	$ —	$ 208,000
Capitalized intangible assets	802,000	1,247,000
Reserves not currently deductible	787,000	637,000
Inventories	283,000	203,000
Deferred revenue	280,000	873,000
State taxes	—	1,000
Income tax credits	551,000	502,000
Net operating losses	11,492,000	12,529,000
Total deferred tax assets	$14,195,000	$ 16,200,000
Property and equipment	(44,000)	—
State taxes	(319,000)	—
Other	(75,000)	—
Total deferred tax liabilities	(438,000)	—
	13,757,000	16,200,000
Less valuation allowance	—	(16,200,000)
Net deferred tax assets	$13,757,000	$ —

The valuation allowance decreased $115,000 from December 31, 2001 to 2002.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon sufficient taxable income within the carryback years and the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, if carryback is permitted in the tax law, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the projections for future taxable income over the periods when the deferred tax assets are deductible, management believes it is more likely than not the Company will realize all of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2003, we had net operating loss carryforwards for federal and state purposes of approximately $32.5 million and $5.1 million, respectively, which will begin to expire in 2007. As of December 31, 2003, we had research and development credit carryforwards for federal and state purposes of approximately $478,000 and $74,000, respectively which will begin expiring in 2011 for federal purposes and carry forward indefinitely for state purposes. The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

NOTE 10—CONCENTRATIONS

For the years ended December 31, 2003, 2002 and 2001, export sales were $9.9 million, $6.8 million and $3.3 million, respectively. Sales in Asia, Pacific Rim countries and Australia accounted for approximately 9% of our revenue in 2003, while sales in Europe also accounted for 9% of our 2003 revenue, respectively. In 2002, sales in Europe accounted for approximately 11% of revenue for the year, whereas sales in Asia and Pacific Rim countries accounted for approximately 12% of the revenue. In 2001, sales in Europe accounted for approximately 9% of our revenue for the year, and sales in Asia and Pacific Rim countries accounted for approximately 8% of the revenue for the year.

Many of the dentists finance their purchases through third-party leasing companies. In these transactions, the leasing company is considered the purchaser. Approximately 34%, 36% and 43% of our revenue in 2003, 2002 and 2001 were generated from dentists who financed their purchase through one leasing company. Other than these transactions, no distributor or customer accounted for more than 10% of consolidated sales in 2003 and 2002. Sales to one distributor accounted for 11% of consolidated sales in 2001.

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain our cash accounts with established commercial banks. Such cash deposits periodically exceed the Federal Deposit Insurance Corporation insured limit of $100,000 for each account.

Accounts receivable concentrations have resulted from sales activity to the one leasing company mentioned above. Accounts receivable for the one leasing company totaled $742,000 and $936,000 respectively at December 31, 2003 and 2002. No other single customer accounted for more than 10% of our accounts receivable at December 31, 2003 or 2002. At December 31, 2002, accounts receivable for three distributors totaled approximately $838,000 or 17% of total accounts receivable. At December 31, 2003 the three largest distributor accounts receivables totaled approximately $556,000 or 10% of total accounts receivable.

We currently buy certain key components of our products from single suppliers. Although there are a limited number of manufacturers of these key components, management believes that other suppliers could provide similar key components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

The Waterlase system comprised 78%, 77% and 82% of our total revenue for the years ended December 2003, 2002 and 2001, respectively. The LaserSmile system comprised 11%, 18% and 16% of our total revenue for the same periods.

NOTE 11—SUBSEQUENT EVENT

On February 26, 2004, our registration statement on Form S-3 relating to 2,808,000 shares of common stock was declared effective.

BIOLASE TECHNOLOGY, INC.

Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2003, 2002 and 2001

	Allowance For Doubtful Accounts	Reserve for Excess and Obsolete Inventory	Valuation Allowance For Deferred Tax Asset
Balances at December 31, 2000	$ 5,000	$ 450,000	$ 15,871,000
Charged to operations	133,000	108,000	444,000
Write-offs	(30,000)	(326,000)	—
Balances at December 31, 2001	108,000	232,000	16,315,000
Charged to operations	283,000	7,000	(115,000)
Write-offs	(189,000)	—	—
Balances at December 31, 2002	202,000	239,000	16,200,000
Charged to operations	248,000	140,000	(16,200,000)
Write-offs	(386,000)	(133,000)	—
Balances at December 31, 2003	$ 64,000	$ 246,000	$ —

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EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-58329, 333-89692 and 333-106260) and Form S-8 (No. 33-51234, 33-73300, 333-09093 and 333-112173) of BioLase Technology, Inc. of our report dated February 23, 2004, except for Note 11, as to which the date is February 26, 2004, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Orange County, California
February 27, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey W. Jones, Chief Executive Officer of BioLase Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of BioLase Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. [Omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2004

/s/ JEFFREY W. JONES

Jeffrey W. Jones
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edson J. Rood, Chief Financial Officer of BioLase Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of BioLase Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. [Omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 2, 2004

/s/ EDSON J. ROOD

Edson J. Rood
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002***

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Jeffrey W. Jones, Chief Executive Officer of BioLase Technology, Inc. (the "Company"), hereby certify that to my knowledge:

(1) This annual report on Form 10-K for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2004

/s/ JEFFREY W. JONES

Jeffrey W. Jones
Chief Executive Officer

* This certificate accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Edson J. Rood, Chief Financial Officer of BioLase Technology, Inc. (the "Company"), hereby certify that to my knowledge:

(1) This annual report on Form 10-K for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2004

/s/ EDSON J. ROOD

Edson J. Rood
Chief Financial Officer

* This certificate accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Clinical Research & Development













Manufacturing


BIOLASE



Company Information

Management

Jeffrey W. Jones	President and Chief Executive Officer
Keith Bateman	Executive Vice President
Robert Grant	Chief Operating Officer
Ioana Rizoiu	Vice President, Clinical Research
Edson Rood	Chief Financial Officer

Corporate Office
BIOLASE Technology, Inc.
981 Calle Amanecer
San Clemente, California 92673
Telephone: (949) 361-1200
Web site: www.BIOLASE.com

German Ofiice
BIOLASE Europe GmbH
Paintweg 10
D-92685 Floss
Telephone: +49 9603-808-0

Transfer Agent
US Stock Transfer Corp
1745 Gardena Avenue
Suite 200
Glendale, California 91204-2991

Independent Accountants
PriceWaterhouse Coopers LLP
2020 Main Street, Suite 400
Irvine, California 92614

Legal Counsel
Pillsbury Winthrop LLP
650 Town Center Drive
7th Floor
Costa Mesa, California 92626

Common Stock Listing
BIOLASE Technology, Inc. common stock trades on the NASDAQ NATIONAL MARKET under the symbol "BLTI."

Investor Relations
For further information on BIOLASE Technology, Inc., additional copies of this report, our Annual Report on Form 10-K or other financial information, please contact:

Scott Jorgensen, Director of Finance & Investor Relations
981 Calle Amanecer
San Clemente, California 92673
Telephone: (949) 226-8112
Email: sjorgensen@BIOLASE.com


BIOLASE
BIOLASE

BIOLASE USA 981 Calle Amanecer, San Clemente, CA


BIOLASE

(production expansion building opened in May 2004)

1001 Calle Amanecer, San Clemente, CA


BIOLASE Europe
BIOLASE

BIOLASE Europe Paintweg 10, Floss, Germany

BIOLASE®
Technology, Inc.


BIOLASE®
Technology Inc.